Building Competitive Advantage


04011688



annual report 2003

OHIO CASUALTY CORPORATION

Shareholder Information


OHIO CASUALTY UNIVERSITY

The Annual Meeting of Shareholders will be held at 10:30 a.m. on Wednesday, April 21, 2004, in the Ohio Casualty University Auditorium of the Ohio Casualty Corporation Headquarters, 9450 Seward Road, Fairfield, Ohio 45014.


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Visit the Ohio Casualty Corporation Website, www.ocas.com. The site contains governance information, current financial and related press releases issued by Ohio Casualty Corporation, as well as other corporate, stockholder and bondholder information. The Website includes information about the Webcasts of shareholder and analyst conference calls. Shareholders are welcome to access the calls through the Webcast. The site also provides links to the NASDAQ Stock Market and the Corporation's documents filed with the Securities and Exchange Commission (SEC).

Form 10-K Annual Report

The Form 10-K Annual Report for 2003, as filed with the Securities and Exchange Commission, is available without charge upon written request to:

Ohio Casualty Corporation
Office of the Chief Financial Officer
9450 Seward Road
Fairfield, Ohio 45014

Transfer Agent and Registrar

EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, Rhode Island 02940-3069
1-800-317-4445

Operational Highlights

- Each of the last two quarters of 2003 generated the best statutory combined ratio the Corporation has experienced in the past five years.
- The entire Personal Lines operating segment registered an improved statutory combined ratio for the year 2003 compared to 2002.
- The Company rolled out P.A.R.I.S.℠, our policy rating and issuance system, internally for all Commercial Lines.
- Ohio Casualty was acknowledged by the insurance and technology industries for our commitment to the advancement of technology as a way to serve agents and policyholders.
- The ratio of net written premiums to statutory surplus improved to 1.7-to-1 as of December 31, 2003.
- Book value per share as of December 31, 2003 was $18.80, a 7.9% increase from December 31, 2002.
- Consolidated assets increased to $5.2 billion.
- In September 2003, the Corporation unveiled its Strategic Plan for the 2004-06 timeframe.
- In December 2003, A.M. Best Company affirmed the "A-" Excellent financial strength rating of Ohio Casualty Group and placed a stable outlook on the rating. In February 2004, Standard & Poor's Ratings Services upgraded the outlook on The Ohio Casualty Insurance Company Intercompany Pool from negative to stable, citing improving capitalization, decreasing expense ratio, and improving operating performance.

Statutory Combined Ratio	Year 2003	Year 2002
Commercial Lines	112.3%	115.1%
Specialty Lines	77.2%	94.0%
Personal Lines	105.6%	114.1%
All Lines	106.1%	112.8%

Ohio Casualty Corporation is the holding company of The Ohio Casualty Insurance Company, which is one of six property-casualty subsidiary companies that make up Ohio Casualty Group (OCG). The Ohio Casualty Insurance Company was founded in 1919 and is licensed in 49 states. Ohio Casualty Group is ranked 45th among U.S. property/casualty insurance groups based on net premiums written (*Best's Review*, July 2003). The Group's member companies write auto, home and business insurance. Ohio Casualty Corporation trades on the NASDAQ Stock Market under the symbol OCAS and had assets of approximately $5.2 billion as of December 31, 2003.

Table of Contents

Front section

Shareholder Information .... Inside Front Cover
Operational Highlights/Corporate Profile/
Table of Contents 1
Financial Highlights 2
Corporate Governance 3
Letter to Shareholders 4-6
Narrative 7-12

Financial section

Cover Page and Table of Contents 1
Ten-Year Summary 2-3
Management's Discussion and Analysis (MD&A) 4-25
Consolidated Financial Statements 26-29
Notes to Consolidated Financial Statements 30-43
Report of Independent Auditors 44
Directors and Officers listings .... Back inside cover

Financial Highlights

(In millions, except per share, shares outstanding and number of shareholders data)

	2003	2002	2001
Premiums and finance charges earned	**$ 1,424.4**	$ 1,450.5	$ 1,506.7
Investment income, less expenses	**208.7**	207.1	212.4
Net income (loss) before realized investment gains, after taxes *	**52.5**	(30.3)	(36.4)
Realized investment gains, after taxes	**23.3**	29.4	135.0
Net income (loss)	**75.8**	(0.9)	98.6
Property and casualty statutory combined ratio	**106.1%**	112.8%	115.3%
Earnings per Common Share			
Net income (loss), per share - basic	**$ 1.25**	$ (0.01)	$ 1.64
Net income (loss), per share - diluted	**1.24**	(0.01)	1.64
Book value	**18.80**	17.43	17.97
Financial Condition			
Assets	**$ 5,168.9**	$ 4,779.0	$ 4,524.6
Shareholders' equity	**1,145.8**	1,058.7	1,080.0
Average shares outstanding - basic	**60,848,718**	60,494,104	60,076,207
Average shares outstanding - diluted	**61,326,692**	61,284,255	60,208,573
Shares outstanding on December 31	**60,957,043**	60,725,368	60,106,085
Number of shareholders	**5,100**	5,200	5,700



* Represents non-GAAP financial measure, see Reconciliation of Net Income to Net Income before Realized Gains in Management's Discussion and Analysis section.

Corporate Governance

Ohio Casualty Corporation is committed to sound principles of corporate governance and we believe that they are important to gain and retain the trust of investors, employees and customers. During 2003, we reviewed our corporate governance practices to make them consistent with respect to the requirements of the Sarbanes-Oxley legislation and the NASDAQ corporate governance standards, as well as best practices in corporate governance. Based on this review, the Corporation has made policy changes to further demonstrate our commitment.

We rely on our independent directors to bring us diverse business experience and knowledge as well as sound judgment. Ten of our current eleven directors are considered independent under NASDAQ's listing standards. Our Board of Directors has adopted Corporate Governance Principles to provide guidance and insight into the Corporation's system of corporate governance. In 2003, the Board restated the charters of our Audit, Executive Compensation and Governance Committees and adopted the Finance Committee Charter to strengthen its oversight of the Corporation. In addition to the Code of Ethics for Senior Financial Officers, the Corporation also adopted the Code of Business Conduct and Ethics, which every director and employee of the Corporation is bound to follow. Ohio Casualty Corporation also instituted an anonymous Ethics & Compliance Hotline at 1-888-270-5939 as a reporting mechanism for employees, shareholders, agents and the general public regarding issues and concerns about employee and business practices. These are the guidelines by which we govern ourselves.





We take corporate governance seriously and will strive to achieve continuous improvement. You can access our Corporate Governance Principles, information about our Board of Directors and Board Committees, current charters for our Audit, Executive Compensation, Finance and Governance Committees, and Code of Business Conduct and Ethics in the "Corporate Governance" Section of www.ocas.com or by writing to:

Corporate Communications Department
Ohio Casualty Corporation
9450 Seward Road
Fairfield, OH 45014
Phone: 1-800-THE-OHIO

Shareholders may also communicate with the Board or any of the directors by calling 1-888-270-5939 or sending written communications addressed to the Board or any of the directors, c/o Corporate Secretary, Ohio Casualty Corporation, 9450 Seward Road, Fairfield, OH 45014. All shareholder communications are compiled by the Corporate Secretary for Board review.

To Our Shareholders



Members of the Board of Directors include, back row, from left: Bob Oakley, Mike Michael, Phil Heasley, Bill Boardman, Jan Suwinski and Terry Baehr; front row, from left: Cathy Dolan, Stan Pontius, Dan Carmichael and Jack Brown.

Dear Fellow Shareholders;

Ohio Casualty Corporation has made real progress the past year in re-shaping your Company. We achieved meaningful improvement in our financial performance even though we have not yet met our goal of producing an underwriting profit. We have achieved positive results in key areas due to changes in business that we believe will put us in a more competitive position now and in the future.

Overall, we have developed a better priced book of business with a much more attractive (i.e. more likely to produce a long term profit) risk profile. We continue to show improvement in our loss and statutory expense ratios. We also ended the year with a strong capital position on our balance sheet with the highest level of statutory policyholders' surplus since 1999.

Building Competitive Advantage

The following are some specific examples of 2003 results that position us to more effectively compete in the future, plus a discussion of some of the challenges that lie ahead and how we plan to address them. We are investing in improvements and capabilities that will make us a stronger company for the longrun.

- The statutory combined ratio is a commonly used gauge of underwriting performance measuring the percentage of premium dollars used to pay insurance losses and related expenses. Improved underwriting expenses, lower losses and loss adjustment expenses contributed to the 2003 all lines combined ratio of 106.1%, a marked improvement over the 2002 year-end 112.8% statutory combined ratio. While the 2003 result was much better than the prior year, it is not where we intend the Company to be in the future.



- We are not satisfied with our premium production, which fell short of our expectations for the year. We are pleased that Personal Lines increased new business production in spite of the continued impact of agents' cancellations and state withdrawals in that line. Also, in the last half of 2003, Specialty Lines experienced some growth in gross premiums, but after reinsurance costs the net premium result was a decrease. For the Bonds operation, without a $5.3 million return of ceded premiums in the prior year, there would have been good growth over 2002. Commercial Lines, in spite of the non-renewal of certain construction-defect related risks, had modest growth. Our long-term intent is to be able to capitalize on the continued rollout of our Ease of Doing Business initiatives with our agents, which we believe will allow us to grow at a faster rate than the industry while still maintaining underwriting and pricing integrity.

- A highlight last year was the improvement in our expense controls. In spite of a flat revenue result, we reduced the two key expense ratios: loss adjustment and underwriting. On a statutory accounting basis, the 2003 loss adjustment expense ratio of 12.3% was a 3.4 point improvement over 2002, while the 2003 underwriting expense ratio of 34.1% was .8 points lower than 2002. Our Cost Structure Efficiency program has allowed us to reduce expenses while improving services. We continue to find ways to do more with less. One of the specific areas we have addressed this past year is more effective management of our claims litigation expenses, which represent a large part of our loss adjustment expense ratio. We have also improved procurement practices, including a meaningful reduction in telecommunications expenses; emerging technologies to streamline, simplify and speed up processes; and management of our staff, including a steady reduction in employee count and a focus on increased skills training to improve products and services. In 2004, much of our focus will be on driving operational efficiencies and expense reductions throughout the organization. In the fourth quarter of 2003, we initiated a new phase of Cost Structure Efficiency, which focuses on process improvements, increased productivity, and appropriate staffing to deliver high levels of service to agents and policyholders.

- We responded to the needs of policyholders who were affected by tornadoes, windstorms, hailstorms and Hurricane Isabel, which devastated sections of the east in 2003. Overall catastrophe losses were 3.1 points of the statutory combined ratio, which was 1.7 points higher than 2002. Our experienced catastrophe claims staff worked with members of the National Call Center and agents to provide immediate support and service to those whose lives were touched by these events.



- The Company was acknowledged for its commitment to the advancement of technology as a way to serve agents and policyholders and improve our transactional processes. We received industry accolades in March 2003 as we became the first carrier to begin rollout of inquiry functions using IVANS Transformation Station™ across three agency management systems. The Company's introduction of real-time transactions for billing and policy loss run inquiry and commercial lines BOP quoting was acknowledged by three different industry organizations. In addition, our Claims Department has received national accolades for its use of wireless technology in the automotive collision claims process, which helped the department increase adjuster productivity, provide faster response to customers, and reduce cycle times. The development of our policy rating and issuance system, P.A.R.I.S.℠, continues on schedule. We have rolled out P.A.R.I.S. for internal use for all Commercial Lines of business and work is proceeding for development of this technology for Personal and Specialty Lines.

- Consolidated before-tax net investment income increased .8% to $208.7 million in 2003, compared with $207.1 million in 2002. As financial performance continues to improve, we plan to shift some of our investments to municipal bonds.

- In December 2003, A.M. Best Company affirmed the "A-" Excellent financial strength rating of Ohio Casualty Group and placed a stable outlook on the ratings. Standard & Poor's Ratings Services affirmed the ratings of Ohio Casualty Group and upgraded their former negative outlook to a stable outlook in February 2004.

Other Year-end Highlights

Results for the full year ended 2003, compared with 2002 included:

- net income of $75.8 million, or $1.24 per diluted share, versus a net loss of $.9 million, or $.01 per diluted share;

- net income before realized gains and losses of $52.5 million versus a net loss before realized gains and losses of $30.3 million. (Represents non-GAAP financial measure, see Reconciliation of Net Income to Net Income before Realized Gains and Losses in Management's Discussion and Analysis section.);
- all lines statutory combined ratio of 106.1%, a 6.7 point improvement; and
- statutory surplus has grown 19.6% from the 2002 to 2003 time frame.

Strengthening our Board

We have continued the work we began in 2002 to enhance the breadth of knowledge of our Board of Directors. In April of 2003, two highly qualified directors were elected: William P. Boardman, retired Bank One executive; and Robert A. Oakley, retired Nationwide executive vice president and chief financial officer. Both of these gentlemen have brought valuable insight and knowledge to the table. You can be proud of the job your directors are doing. They are asking tough, strategic questions and are driving us to increase the value of your Company for all shareholders.

As announced in the proxy, long-time Board member Steve Marcum is not standing for re-election in April. His term will expire at the Annual Meeting on April 21, 2004. Steve joined the Board in 1989. His guidance, devotion to the Company and his contributions to the Board will be missed. We appreciate his support during some challenging times.

Our Board has worked hard this year to more fully communicate its Corporate Governance commitment. A new section on governance and ethics has been added to the Corporate Website at www.ocas.com. The Company introduced an enhanced Code of Business Conduct and Ethics for all directors, officers and employees, which also is included for reference on the Website. On a number of governance issues the shareholders can be confident that many of our operating principles were put into practice prior to Sarbanes-Oxley, so your Board has been ahead of many of the new regulations for governance.

A Competitive Future

We have made considerable progress in the turnaround efforts of your Company since 2001. We have achieved our objectives in key areas such as improved technology; sound underwriting, pricing, and claims-handling; expense reductions; and agency relations. In September 2003, we announced our Corporate Strategic Plan for the 2004-06 time frame. The plan brings together five broad objectives to help us achieve our Vision to be a leading super regional property and casualty carrier providing a broad range of products/services through independent agents and brokers.

The broad objectives include our abilities to: generate above market real growth, produce competitive loss ratios, create a competitive expense structure, achieve a competitive return on equity and improve credit ratings and financial flexibility. Through our specific strategies we will focus on these objectives to help us meet our corporate purpose to return value to our shareholders. Our intention is that by the end of the 2004-06 planning period, we will have completed a number of initiatives that position us for improved financial performance and a stronger position in our markets for 2006 and beyond.

Thank you for your continued support of your Company.

Sincerely,



Stanley N. Pontius
Lead Director
Ohio Casualty Corporation



Dan R. Carmichael, CPCU
President and Chief Executive Officer
Ohio Casualty Corporation



Building Competitive Advantage

Through a lower cost of doing business

We have made significant strides the past two years toward an improved expense structure, recognizing that our ability to bring our productivity and expenses into line with competitors are key ingredients for our continued success. Through our Cost Structure Efficiency Initiative, which was introduced in 2002, we have instituted staff reductions, restructuring efforts, and greater efficiencies through process improvement. The initiative is based on the concept that productivity is not a one-time event, but a fundamental business principle that must be practiced by all employees at all levels of the organization. Benchmarking of peer companies indicates that our corporate success rests in large part on our abilities to reduce our costs of doing business for the long-term.

Looking forward, the Cost Structure Efficiency Initiative will focus on process improvements designed to enhance productivity and provide more efficient delivery of services. In late 2003, we raised the bar on these efforts to accelerate and enhance the savings projections outlined in the 2004-06 Strategic Plan. Operational and support units are undergoing an intense business process review which will provide the blueprint for a rigorous improvement initiative in 2004. We will gain insight from this process that will allow us to refine our organizational structure and workflows so that we can more efficiently deliver quality products and services to our agents and policyholders.



In 2003, we increased our abilities to control our rising loss adjustment expenses (LAE) through cost efficient, effective in-house litigation offices and more assertive litigation management. The number of offices increased by three in 2003, with these offices increasing their coordination and management of overall claims litigation services and improving communication with Claims Offices. One of the newly established offices is the Cincinnati Law Office, located in a northern Cincinnati, Ohio suburb. Members of that office include, from left: Legal Secretary Amy Christian; Managing Attorney Gerald Strachan; Attorney Karen Carter; and Attorney Theodore Berry. Pictured at right is Assistant Vice President Ron Ghilardi, who oversees claims litigation management.

Building Competitive Advantage

By making it easier for agents to do business with us

In 2002, we solidified our single-minded commitment to the independent agency system as our sole distribution channel with the introduction of our Ease of Doing Business initiative, "Delivering the Difference." In 2003, we further refined and strengthened the "OCG Difference," which centers on the outstanding perspectives of our commitment — working relationships, excellent service, new and improved products, efficient processes, and the bottom line perspective: "minimizing the grief factor."

Technology remains the driving tool and enabler behind process improvements introduced in 2003, especially those that help agencies input and process business more efficiently and conveniently through their agency management system. In March 2003, we became the first carrier to begin rollout of inquiry functions using IVANS Transformation Station™ across three agency management systems. The Company's introduction of real-time transactions for billing and policy loss run inquiry and Commercial Lines BOP quoting was honored as a leading edge accomplishment by three different industry organizations. In November 2003, we expanded real-time billing and claims inquiries through another popular agency management solution. We also provided technology and informational support through the Agency Services section of our Website and through P.A.R.T.S. Express℠, the agents' version of our new policy rating and issuance system, which was rolled out internally for Commercial Lines.

In 2003 we made great strides in increasing levels of service in all lines of business. Improvements were made in centralizing certain processing functions in the Commercial Lines segment, resulting in quicker and more efficient service for agents. New efficiency and processing tools were provided to underwriters and support staff to help them better serve agency staffs, while the Company strengthened its commitment to providing a strong marketing field presence dedicated to providing superior service to our agents.



The Commercial Lines Central Scanning and Indexing Unit located in Hamilton, Ohio, was enhanced in 2003 as more processing work was shifted from field locations into the unit. Team Leader Katrina Nichols, shown here, and other departmental employees utilize high capacity scanners and software to achieve the scanning and indexing function. The unit was established to facilitate improvements in this portion of Commercial Lines processing and reduce costs by centralizing the scanning/indexing functions in order to maximize use of personnel and equipment, such as the high capacity scanners.

By handling claims fairly, efficiently, and cost effectively

In a year marked by challenges and changes, the Claims Department aggressively pursued its mission to support the three business divisions, improve service for agents and customers, and boost the efficiency and cost effectiveness of its many processes. The department continued to implement best of the industry practices and develop the skills of its employees to meet the growing challenges and requirements in these areas.

Catastrophic claims are the true test for a claims organization. In 2003, Hurricane Isabel struck the east while wild fires and hailstorms ravaged the western states and tornadoes touched down throughout the country. During these peaks in claims activity, policyholders expect and deserve fast and efficient service. Through our National Call Center, we initiated the claims handling process conveniently and quickly. Our experienced teams of catastrophe claims representatives traveled to the affected areas to offer immediate support to the victims of these overwhelming events.

Internally, the department shifted resources to meet business demands. Litigation management efforts were increased to improve communications, reduce costs, and enhance our legal protection for policyholders. Specialized units in umbrella/excess, bond and workers' compensation continued to handle these complex claims to achieve the best possible results.

Responding to a drop in the overall frequency volume of property and casualty claims, the department accomplished targeted staff reductions to ensure appropriate staffing levels that match current lower claims volumes.

In October of 2003, the Claims department received national accolades for its use of wireless technology in the automotive collision claims process. The use of this innovative technology has increased adjuster productivity, provided faster response to customers, and reduced cycle times.

The program will be expanded and enhanced this year in order to improve the process even further.


10520

Claims Representative Brian Atkinson, right, was on hand to help Beverly and Wesley Brown of Kansas City, Kansas, following the total loss of their home to a tornado in May 2003. Insured through the Goodman-Gravley Insurance Source in Olathe, Kansas, the Browns contacted their agent after the storm and were directed to the National Call Center. The Call Center contacted Brian, and within an hour after the loss, he was talking with the couple -- helping them collect personal items, secure the home from further damage, and find temporary living arrangements until their home could be rebuilt. The couple moved back into their new home in September 2003.

Review of Operations

Commercial Lines builds on the basics

In 2003, Commercial Lines focused on three key areas: building on the basics of solid underwriting, risk selection, and proper pricing; making it easier for agents to do business with us through automation and process improvements; and becoming more cost efficient.

Overall, the Commercial Lines book of business has become more adequately priced and the mix of the book has shifted into classes and lines of business that provide excellent profitability potential. The statutory combined ratio improved to 112.3% in 2003 and net written premiums grew by 4.0%.

A milestone was achieved with the rollout of the new policy administration system, P.A.R.I.S.℠, for all Commercial Lines products in all states. The system has tremendous processing speed and efficiency, and offers a platform for agency automation initiatives that provide real-time rating capabilities to agents.

We know that to be a competitive long-term commercial market for agents, we need a lower cost structure while maintaining service levels and underwriting quality. We are developing improvement initiatives, including a computerized commercial workbench, to help us improve workflow and provide better service to agents. Commercial Lines processing operations were closed in Indianapolis, Indiana and Lexington, Kentucky in 2003 and Lombard, Illinois in the first quarter 2004, with work being transferred to existing offices. The field marketing staff remains in these locations to continue to work closely with agencies in mutually developing profitable business.



In an effort to target new, profitable business, Commercial Lines successfully marketed its manufacturing product in 2003. A sophisticated informational packet for agents and customers was provided to agencies like the Evans Insurance Agency, Akron, Ohio, to help them prospect for and successfully write these accounts. Evans was very successful this past year in writing these targeted accounts. Above, from left, agency President Steve Shechter is shown with OCG CL Marketing Representative Ron Whitaker and two employees of Telos Systems, Cleveland, Ohio, an electronics components manufacturer and OCG commercial policyholder: Manager of Business Operations Carol Hetman (seated) and President Frank Foti, at right.

Personal Lines improves results, focuses on agents

Our Personal Lines Division achieved dramatically improved results in 2003, with an 8.5 point improvement in the statutory combined ratio and an increase of 10.8% in net written premiums in active states. The appointment of new agents in target markets, a continued emphasis on pricing and expense reduction, higher renewal rates, and increased new business production in target markets were factors that contributed to the overall improvement.

During the year, Personal Lines kept its attention fixed firmly on the agent -- providing technological enhancements such as IVANS Transformation Station™, AMS Services TransactNOW™ and SilverPlume Sage™ -- vendor tools which enable agencies to streamline their workflows. Personal Lines also expanded its product offerings to include identity fraud coverage and modified auto underwriting guidelines to broaden driver eligibility in many states. Additional efforts to support the agency force included development of a new generation of product marketing brochures and continued refinements to agency incentive programs. These achievements provide a solid basis for further progress toward growth and profitability in Personal Lines.







Personal Lines Marketing Representative Sue Christian, far left, spends a productive morning working with members of **Buckley & Company** Agency in Lexington, Kentucky. This agency has embraced the technological advances provided by Ohio Casualty during the past year. Technologies such as Transformation Station™ are helping the agency to process business more efficiently and move toward a paperless work environment. Shown with Sue are key personnel from the agency, from left: Agency Technology Manager Meleasa Bruno; Operations Manager Dan Bruno; and PL Manager Susie Shields, CPCU.

Review of Operations

Specialty Lines build on success

The Specialty Lines operations, Commercial Umbrella/Excess and Fidelity and Surety (Bond), continued to lead the Company in results and profits in 2003, despite challenges in the market. Specialty Lines ended 2003 with a statutory combined ratio of 77.2%. Net written premiums for 2003 were $164.9 million.

Bond Department

The Fidelity and Surety results included an increased underwriting profit, generated by a continued focus on customer selection. The year was marked by a mid-year expansion into the New England states by adding established, experienced personnel. The department also targeted new agency appointments and the development of territories determined to be underserved by other companies. We remain a solid, strong market for traditional fidelity and surety products. Our 2003 statutory combined ratio in this line was 68.1%, while net written premiums in this line were $43.9 million.

Commercial Umbrella/Excess

The Commercial Umbrella/Excess line experienced higher average renewal pricing and retention rates in 2003, offset in part by lower levels of new business. A continuing hard market resulted in renewal increases that averaged 18.1%. The department improved its ability to service and underwrite business from agents and brokers by increasing staff and improving processes and systems. Our specialized claims unit also added experienced staff to handle the complicated claims generated by this line. Programming is currently under way to add Specialty Lines to P.A.R.I.S.℠, our innovative policy rating and issuance system. The Commercial Umbrella/Excess statutory combined ratio was 80.5% in 2003 and net written premiums were $120.9 million.



The Bond Department expanded its territory into the northeast, including new offices in Massachusetts and Maine. Here, members of the Bond staff are shown with agency members of The Dunlap Corporation, located in the picturesque town of Auburn, Maine. The group includes, from left: Bond Department Assistant Vice President Mark Schmidt; Agency Chairman Steve Dunlap; Maine Bond Service Center Manager Quent McConnell; Agency Bond Division Vice President Michelle Orland; Agency Senior Surety Account Executive Blair Torelli; Bond Department Vice President Lloyd Geary, CPCU; and Maine Bond Service Center Field Representative Chris Perrin.




OHIO CASUALTY
CORPORATION

Financial Section

Ten-Year Summary.. 2-3

Management's Discussion and Analysis (MD&A)....... 4-25

Consolidated Financial Statements............................ 26-29

Notes to Consolidated Financial Statements............. 30-43

Report of Independent Auditors.................................. 44

TEN-YEAR SUMMARY OF OPERATIONS

(all amounts are in accordance with GAAP unless otherwise noted; number of weighted average shares and dollars in millions, except per share data)

	2003	2002	2001	2000
Consolidated Operations				
Premiums and finance charges earned	**$ 1,424.4**	$ 1,450.5	$ 1,506.7	$ 1,534.0
Investment income less expenses	**208.7**	207.1	212.4	205.1
Investment gains (losses) realized, net	**35.9**	45.2	182.9	(2.4)
Total Revenues	**1,669.0**	1,702.8	1,902.0	1,736.7
Total Expenses	**1,561.4**	1,709.5	1,775.6	1,866.4
Income (loss) from continuing operations	**75.8**	(0.9)	98.6	(79.2)
Gain on sale of discontinued operations	-	-	-	-
Cumulative effect of accounting change	-	-	-	-
Net income (loss)	**75.8**	(0.9)	98.6	(79.2)
Income (loss) after taxes per average share outstanding - diluted*				
Income (loss) from continuing operations	**1.24**	(0.01)	1.64	(1.32)
Discontinued operations	-	-	-	-
Gain on sale of discontinued operations	-	-	-	-
Cumulative effect of accounting changes	-	-	-	-
Net income (loss)	**1.24**	(0.01)	1.64	(1.32)
Average shares outstanding - diluted*	**61.3**	61.3	60.2	60.1
Total assets	**5,168.9**	4,779.0	4,524.6	4,489.4
Total debt	**198.0**	198.3	210.2	220.8
Shareholders' equity	**1,145.8**	1,058.7	1,080.0	1,116.6
Book value per share*	**18.80**	17.43	17.97	18.59
Dividends per share*	-	-	-	0.59
Property and Casualty Operations				
Net premiums written[1]	**1,441.6**	1,448.6	1,472.2	1,505.4
Net premiums earned	**1,424.4**	1,450.5	1,506.7	1,533.0
Statutory loss ratio[2]	**59.7%**	62.2%	66.5%	72.8%
Statutory loss adjustment expense ratio[3]	**12.3%**	15.7%	13.4%	11.6%
Statutory underwriting expense ratio[4]	**34.1%**	34.9%	35.4%	34.8%
Statutory combined ratio[5]	**106.1%**	112.8%	115.3%	119.2%
Property and casualty reserves				
Unearned premiums	**703.0**	668.7	666.8	696.4
Losses	**2,163.7**	1,978.8	1,746.8	1,627.6
Loss adjustment expenses	**464.1**	454.9	403.9	376.0
Statutory policyholders' surplus[6]	**867.6**	725.7	767.5	812.1

[1]Net premiums written are premiums for all policies sold during a specific accounting period less premiums returned.

[2]Statutory loss ratio measures net losses incurred as a percentage of net premiums earned.

[3]Statutory loss adjustment expense ratio measures loss adjustment expenses as a percentage of net premiums earned.

[4]Statutory underwriting expense ratio measures underwriting expenses as a percentage of net premiums written.

[5]Statutory combined ratio measures the percentage of premium dollars used to pay insurance losses, loss adjustment expenses and underwriting expenses.

[6]Statutory policyholders' surplus is equal to an insurance company's admitted assets minus liabilities.

**Adjusted for 2 for 1 stock dividend effective July 22, 1999*

1999	1998	1997	1996	1995	1994	10-Year Compound Annual Growth
$ 1,555.0	$ 1,268.9	$ 1,209.0	$ 1,226.6	$ 1,268.3	$ 1,298.8	0.9%
184.3	169.0	177.7	183.3	188.1	185.7	1.2%
160.8	14.4	50.7	49.7	6.1	21.9	5.1%
1,900.1	1,452.3	1,437.4	1,459.6	1,462.5	1,506.4	1.0%
1,763.2	1,349.3	1,263.9	1,344.7	1,342.3	1,397.1	1.1%
110.2	84.9	139.1	102.5	99.7	97.2	-2.5%
6.2	-	-	-	-	-	
(2.3)	-	-	-	-	(0.3)	
114.1	84.9	139.1	102.5	99.7	96.9	-2.4%
1.73	1.26	1.90	1.39	1.33	1.27	-0.2%
0.07	0.03	0.13	0.07	0.06	0.08	-100.0%
0.11	-	-	-	-	-	
(0.04)	-	-	-	-	-	
1.87	1.29	2.03	1.46	1.39	1.35	-0.8%
61.1	65.9	68.5	70.5	71.5	72.0	-1.6%
4,476.4	4,802.3	3,778.8	3,890.0	3,980.1	3,739.0	3.3%
241.4	265.0	40.0	50.0	60.0	70.0	11.0%
1,151.0	1,321.0	1,314.8	1,175.1	1,111.0	850.8	3.0%
19.16	21.12	19.56	16.72	15.69	11.82	4.8%
0.92	0.88	0.84	0.80	0.76	0.73	-100.0%
1,586.9	1,299.6	1,207.6	1,209.0	1,250.6	1,286.4	1.1%
1,554.1	1,267.8	1,204.3	1,223.4	1,264.6	1,297.7	0.9%
66.9%	63.7%	62.7%	66.5%	61.2%	61.6%	-0.3%
10.7%	9.1%	9.4%	9.7%	10.2%	10.0%	2.1%
35.2%	34.4%	33.2%	33.3%	32.6%	32.2%	0.6%
112.8%	107.2%	105.3%	109.5%	104.0%	103.8%	0.2%
725.2	668.4	494.9	491.4	505.8	517.8	3.1%
1,545.0	1,569.5	1,174.5	1,215.8	1,268.1	1,303.6	5.2%
363.5	376.3	307.2	331.8	356.1	367.3	2.4%
899.8	1,027.1	1,109.5	984.9	876.9	660.0	2.6%

Management's Discussion and Analysis

Ohio Casualty Corporation (the Corporation) is the holding company of The Ohio Casualty Insurance Company (the Company), which is one of six property-casualty companies that make up the Ohio Casualty Group (the Group).

Management's Discussion and Analysis (MD&A) of financial condition and results of operations addresses the financial condition of the Corporation and the Group as of December 31, 2003, compared with December 31, 2002 and December 31, 2001 and the Corporation's and the Group's results of operations for each of the three years. The supplementary financial information should be read in conjunction with the consolidated financial statements and related notes, all of which are integral parts of the following analysis of the results of operations and financial position.

Critical Accounting Policies

Management of the Corporation has identified the policies listed below as significant accounting policies that are critical to the Corporation's business operations and influence the consolidated results of operations and financial performance. The policies listed below were selected as they require a higher degree of complexity or use subjective judgements or assessments. These policies follow accounting principles generally accepted in the United States. A brief summary of each critical accounting policy follows. For a complete discussion on the application of these and other accounting policies, see Footnote 1 on pages 30 through 32 of this Annual Report.

Reserves for Losses and Loss Adjustment Expenses

The Group establishes reserves for losses and loss adjustment expenses (LAE) equal to the estimated amount to settle both reported (case reserves) and unreported claims (incurred but not yet reported, "IBNR"). For reported losses, a case reserve is established within the parameters of coverage provided in the insurance policy. For IBNR losses, reserves are estimated using established actuarial methods. An estimate of the loss and LAE for each claim is developed using the facts in each case, the Group's experience with similar cases, the effects of current developments and anticipated trends. The methods and assumptions of making such estimates are continually reviewed and updated when considered appropriate. Any resulting adjustments are reflected in the consolidated statements of income for the period in which such estimates are changed. Reserves established in prior years are adjusted as loss experience develops and new information becomes available. Adjustments to previously estimated reserves, both positive and negative, are reflected in the consolidated financial statements in the periods in which they are made and are referred to as prior period development. Because of the high degree of uncertainty involved in estimating loss and LAE reserves, revisions to estimated reserves could have a material impact on the results of operations of the Group.

Investments

All investment securities are classified upon acquisition as held-to-maturity or available-for-sale. Fixed maturity securities classified as held-to-maturity are carried at amortized cost because management has the ability and positive intent to hold the securities until maturity. Available-for-sale securities are those securities that would be available to be sold in the future in response to liquidity needs, changes in market interest rates and asset-liability management strategies, among others. Available-for-sale securities are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a component of comprehensive income, net of deferred tax. Transfers of fixed maturity securities into the held-to maturity category from the available-for-sale category are made at fair value at the date of transfer. The unrealized holding gain or loss at the date of transfer is retained in other comprehensive income and in the carrying value of the held-to-maturity securities. Such amounts are amortized over the remaining life of the security. Equity securities are carried at quoted market values and include non-redeemable preferred stocks and common stocks. The difference between cost and quoted market value, net of deferred taxes, is classified as other comprehensive income. The Corporation and the Group closely monitor their fixed maturity and equity portfolios for declines in value that are deemed to be other than temporary. The portfolios are regularly evaluated based on current economic conditions, credit loss experience and other specific developments. When a decline in value is deemed to be other than temporary, the Corporation and the Group recognize a realized loss and the security is written down to its estimated fair value.

Mortgage-backed securities are amortized over a period based on estimated future principal payments, including prepayments. Prepayment assumptions are reviewed periodically and adjusted to reflect actual prepayments and changes in expectations. Upon receipt of payments from such securities, the Corporation and the Group determine the appropriate amount of the funds to be allocated as a reduction of principal and interest income. In making this allocation decision, investment personnel consider such factors as the original estimated average life of the investment, the amount of funds received to date and the timing of future cash flows. Variations from prepayment assumptions will affect the life and yield of these securities. These securities are evaluated for impairment by computing the net-present-value of expected future cash flows and comparing this to the prior period estimate of expected future cash flows from the security. When the timing and/or amount of cash expected to be received from the security has changed materially and adversely from the previous valuation, the security is considered to be other than temporarily impaired and the amortized cost is written down to the estimated fair value with a realized loss recorded in the consolidated statement of income.

Deferred Policy Acquisition Costs

The Group establishes a deferred asset for costs that vary with and are primarily related to acquiring property and casualty business. The acquisition costs deferred consist of commissions, brokerage fees, salaries and benefits and other underwriting expenses to include allocations for inspections, taxes, rent and other expenses that vary directly with the acquisition of insurance contracts. These costs are amortized over the life of the underlying policies. Quarterly, an analysis of the asset is performed in relation to the expected recognition of revenues including investment income to determine if any deficiency exists. No deficiencies have been indicated for the periods presented.

Agent Relationships

The Corporation and the Group have recorded an asset, which it refers to as agent relationships, for the excess of cost over the fair value of net assets acquired in connection with the 1998 Great American Insurance Company (GAI) commercial lines acquisition. The Corporation and the Group followed the practice of allocating purchase price to specifically identifiable intangible assets based on their estimated values as determined by appropriate valuation models. The agent relationships asset is amortized on a straight-line basis over an estimated useful life of twenty-five years. The estimated useful life was based on the Group's actual experience for agency appointment terms for similar agents, which averaged approximately twenty-five years in length. The Corporation and the Group evaluate the estimated useful life on an annual basis or as events or circumstances arise that may impact the useful life of the asset. The asset is evaluated quarterly as events or circumstances, such as cancellation of agents, indicate a possible inability to recover the carrying amount. Cancellation of certain agents for reasons such as lack of revenue production or poor quality of business produced does not necessarily change the estimated useful life of the remaining agents representing the agent relationships intangible asset. Such evaluation is based on various analyses, including cash flow and profitability projections that incorporate, as applicable, the impact on existing company businesses. The analyses involve significant management judgments to evaluate the capacity of an acquired business to perform within projections. If future undiscounted cash flows are insufficient to recover the carrying amount of the asset, an impairment loss is recognized in income in the period in which the future cash flows are identified to be insufficient in comparison to the carrying amount of the asset. The Corporation and the Group anticipate that based on future events or circumstances additional write-downs for impairment will be made in future periods.

Internally Developed Software

In accordance with SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" the Group capitalizes costs incurred during the application development stage for the development of internal-use software. These costs primarily relate to payroll and payroll-related costs for employees along with costs incurred for external consultants who are directly associated with the internal-use software project. Costs such as maintenance, training, data conversion, overhead and general and administrative are expensed as incurred. Management believes the expected future cash flows of the asset exceed the carrying value. The expected future cash flows are determined using various assumptions and estimates. Changes in these assumptions could result in an immediate impairment to the asset and a corresponding charge to net income. The costs associated with the software are amortized on a straight-line basis over the estimated useful life of ten years commencing when the software is substantially complete and ready for its intended use.

Executive-Level Overview

The Corporation earns revenue by providing businesses and consumers with competitive insurance products with high quality service and by income on funds invested. This year the Corporation achieved meaningful improvement in financial performance. Net income increased in 2003 compared to 2002 as a result of a better priced book of business through realization of double-digit price increases in certain lines and an improved risk profile as a result of tighter underwriting standards. The statutory expense ratio continued to improve as a result of expense management initiatives. The year ended with a strong capital position and the highest level of statutory policyholders' surplus since 1999.

The 2003 All Lines statutory combined ratio improved to 106.1% compared to 112.8% in 2002 as a result of lower underwriting expenses and lower LAE. These results for 2003 were slightly higher than the expected range due primarily to an increase in reserves for environmental claims in the fourth quarter of 2003, higher than expected catastrophe losses and large non-catastrophe property losses.

Although full year premiums are below last year's levels, the Group's risk profile has improved. The decline in net premiums written for the full year reflects Personal Lines withdrawal from selected markets, stricter underwriting guidelines for Commercial Lines, including the non-renewal of certain construction-defect related risks, stricter underwriting of workers' compensation risks in several states and higher reinsurance costs, primarily for the commercial umbrella product line.

Besides improving the Group's risk profile in 2003, the Group also focused on reducing expenses through a cost structure efficiency program. Some of the specific areas that were addressed include more effective management of claims litigation efforts; improved procurement practices, including a reduction in telecommunications expenses; the use of emerging technologies to streamline, simplify and speed up processes and management of staff levels, including a steady reduction in employee count and a focus on increased skills training to improve products and services. In the fourth quarter of 2003 a new phase of the Cost Structure Efficiency program was initiated. This new phase focuses on process improvements, increased productivity and appropriate staffing to deliver high levels of service to agents and policyholders. As a result of company-wide process reengineering initiatives, the Corporation announced on February 11, 2004 an immediate 260 staff and managerial position reduction with an additional reduction of 150-250 positions expected to be announced by the end of the second quarter of 2004. The reduction of 260 positions will result in net savings of approximately $5.5 million before tax in 2004 and annual savings of $14.9 million before tax beginning in 2005. The Corporation will record in the first quarter of 2004 approximately $4.6 million before tax for severance and other related expenses for the 260 positions reduced.

As part of its strategic planning process, the Corporation evaluated insurance industry trends over the past couple of years. These trends show some insurance companies performing at combined ratios in the 90% to 100% range with lower investment income due to lower market yields. In addition, the industry took less aggressive price increases in 2003 in most insurance product lines and an increased focus on the quality of reinsurers. Recognizing that improved industry results may mean increased price competition, the Corporation has taken steps in 2003 to achieve improved profitability through expense reduction initiatives while maintaining quality underwriting and pricing.

During 2004, much of the focus will be on driving operational efficiencies and expense reductions throughout the organization. The reduction in personnel is expected to result in expense savings in the near future. Management acknowledges that the reengineering activities may cause disruptions to operations and has proactively taken actions to mitigate this risk.

In September 2003, the Corporation announced its Corporate Strategic Plan for the 2004-2006 time frame. The plan brings together five broad objectives to help achieve the Corporation's Vision to be a leading super regional Property and Casualty carrier providing a broad range of products/services through independent agents and brokers. The broad objectives include abilities to generate above market real growth, produce competitive loss ratios, create a competitive expense structure, achieve a competitive return on equity and improve credit ratings and financial flexibility. Competitive advantages include strong agency relationships, especially with key agents, and best in class technology platforms that provide operating flexibility. Technology is being leveraged to make it easier for agents to do business with the Group and to increase pricing and underwriting sophistication.

The key financial indicators management utilizes consist of statutory combined ratios and component ratios on both a calendar year and accident year basis, gross and net written premium growth, impact of catastrophes, renewal price increases and investment income growth.

RESULTS OF OPERATIONS

Net Income

The Corporation reported net income of $75.8 million, or $1.24 per share, compared with a net loss of $.9 million, or $.01 per share, for the year 2002, and net income of $98.6 million, or $1.64 per share, in 2001.

Management of the Corporation believes the significant volatility of realized investment gains and losses limits the usefulness of net income as a measure of current operating performance. Management uses the non-GAAP financial measure of net income before realized gains and losses to further evaluate current operating performance. Net income before realized gains and losses is reconciled to net income in the table below:

Reconciliation of Net Income (Loss) before Realized Gains and Losses *($ in millions)*	**2003**	2002	2001
Net income (loss) before realized gains and losses	**$52.5**	$(30.3)	$(36.4)
After-tax realized gains and losses	**23.3**	29.4	135.0
Net income (loss)	**$75.8**	$ (0.9)	$ 98.6

The improved financial results for 2003 are the result of expense reductions and an improved loss ratio. Decreases in personnel and sales related expenses led to the improved results for 2003 compared with 2002. Staff reductions of 11.2% in 2003 compared to 2002 were the result of the claim department reorganization and the Lexington and Indianapolis underwriting offices being consolidated into other locations. Additional savings are anticipated to occur in 2004 as additional workflow re-engineering will occur in the first half of 2004. The loss ratio improvement in 2003 is due to tighter underwriting standards and an improved risk profile. In addition, development on prior accident years' losses and LAE decreased $50.3 million before tax from 2002 to $34.1

million before tax in 2003. During 2002, the increase in provision for prior accident years' losses and LAE totaled $84.4 million before tax and was concentrated in the general liability, commercial auto and personal auto product lines. These improved results were offset by increased catastrophe losses during 2003. The catastrophe losses before tax more than doubled to $43.8 million in 2003 from $20.8 million in 2002 resulting from storms that swept through the midwest and the effects of Hurricane Isabel.

Results in 2003 were also favorably impacted as a result of reduced costs associated with the agent relationships identifiable intangible asset. In 2003, the before-tax amortization and impairment costs were $18.7 million compared with $79.7 million in 2002 and $22.3 million in 2001. This asset represents the excess of cost over fair value of net assets for the 1998 acquisition of the GAI commercial lines division. The impairment charges occurred when estimated future cash flows of certain agents were less than the carrying value. At December 31, 2003, the largest individual agent asset carrying value is $5.9 million, which represents the maximum future impairment charge for an individual agent. Based upon historical performance of this agent, it is unlikely the agent will become impaired or cancelled in the near term. For the approximately 300 individual agents that represent the total agent relationships intangible asset, the average asset carrying value as of December 31, 2003 is $.5 million. The larger than usual impairment charge in the third quarter of 2002 was due primarily to the recognition that certain agents experienced sustained premium revenue trends that were significantly different from prior estimates, resulting in changes in estimated future cash flows for those agents. The determination of impairment involves the use of management estimates and assumptions. Due to the inherent uncertainties and judgments involved in making these assumptions and the fact that the asset cannot be increased for any agent, further reductions in the valuation of the agent relationship asset are likely to occur in the future and could be significant based on uncertainties such as changes in an agent's revenue production or profitability.

In 2002, results were negatively impacted by the losses and LAE for prior accident years as described above. The majority of the charge, $62.2 million before tax, occurred in the third quarter and was primarily related to construction defect claims for residential developers and contractors. The Group continues to address this specific type of business for non-renewal. For further discussion, refer to the "Loss and Loss Adjustment Expenses" section under "Liquidity and Financial Strength."

Net income for 2001 was negatively impacted by prior accident year adverse development in the Group's workers' compensation product line and asbestos related claims as well as the impact of an early retirement plan.

During the fourth quarter of 2001, a member of the Group, Ohio Casualty of New Jersey, Inc. (OCNJ), entered into an agreement to transfer its obligations to renew private passenger auto business in New Jersey to Proformance Insurance Company (Proformance). In recent years, the market in New Jersey private passenger auto had become unstable due to the inability to control both the volume of writings and the profitability. The Group decided to eliminate future uncertainty and risks related to the New Jersey private passenger automobile market in order to achieve its long-term strategic objectives. Management determined that it was uncertain whether profitability would return to the New Jersey private passenger auto business, as there were indications that some insurance companies were receiving premium rate increase approval from regulators while others were not. The Group's inability to determine the future impact of insurance reform legislation created additional uncertainty. Both premium rate increases and insurance reform legislation might have returned OCNJ's private passenger auto business to profitability, but it was uncertain as to if and when that would occur. As a result, the Group concluded that it was prudent to pay a fee to transfer the obligation to renew OCNJ's New Jersey private passenger auto policies in order to eliminate the future uncertainty associated with that business.

The transaction allowed the Group to stop writing private passenger auto business in New Jersey beginning in March of 2002. Under the terms of the transaction, OCNJ agreed to pay $40.6 million to Proformance to transfer its renewal obligations. The before-tax amount of $40.6 million was charged to income in the fourth quarter of 2001, reducing net income by $26.8 million on an after-tax basis. The contract stipulates that a premiums-to-surplus ratio of 2.5 to 1.0 must be maintained on the transferred business during the three year period beginning March 2002. The final measurement date is December 31, 2004 and will include use of the statutory insurance expense exhibit which is due April 1, 2005. If this criteria is not met, OCNJ will have to pay up to $15.6 million to Proformance to maintain this premiums-to-surplus ratio. At December 31, 2003, the Group evaluated the contingency based upon financial data provided by Proformance and concluded that a payment is not probable, and has not recognized a liability in the financial statements. The Group will continue to monitor the contingency for possible future liability recognition.

During 2001, loss and LAE reserves for prior accident years were strengthened by $29.6 million before tax for the workers' compensation product line and $17.6 million before tax for asbestos related claims development in other product lines. Also in 2001, the Corporation adopted an early retirement plan that impacted 147 employees and resulted in a one-time after-tax charge of $4.0 million.

Investment Results

Consolidated before-tax net investment income was $208.7 million in 2003, compared with $207.1 million in 2002 and $212.4 million in 2001. The 2003 increase in consolidated before-tax net investment income of $1.6 million is attributable to an increase in investment assets held, partially offset by increased investment expenses attributable to the implementation of a new investment accounting system, lower average yields on its fixed income portfolio, and increased investment management fees from expanded use of outside investment managers. As part of a conversion to a new investment accounting system in 2003, $5.9 million before tax expense was recorded for a change in accounting estimate relating to amortization of interest only mortgage-backed securities and asset-backed securities. Offsetting most of this charge was a $5.3 million credit for interest received on a federal income tax settlement.

The decrease in investment income of $5.3 million before tax in 2002 was attributable to the significant decline in reinvestment rates on fixed maturity investments. This decline in rates in 2002 was partially offset by increased investment in fixed maturities following the reallocation of the equity portfolio in 2002 and 2001. The reallocation in the investment portfolio reduced holdings of equity securities and increased holdings of investment grade fixed maturity securities. After-tax investment income totaled $138.4 million in 2003 compared with $136.9 million in 2002 and $141.3 million in 2001.

Consolidated before-tax realized net investment gains amounted to $35.9 million in 2003, $45.2 million in 2002 and $182.9 million in 2001. Throughout 2002 and 2001 equity securities were sold, many of which had substantially appreciated in value in earlier periods. These sales were part of a program to reduce exposure to the market volatility of equity securities.

During 2003 and 2002, there were no significant realized losses on sales of securities. In 2001, a loss of approximately $6.8 million before tax was realized on the sale of fixed maturity securities issued by Enron Corporation. These securities had been purchased in prior periods and were sold both prior and subsequent to Enron Corporation's filing for bankruptcy in December 2001. Prior to 2001, these securities were not in an unrealized loss position.

In the first quarter of 2003, management decided to transfer a portion of its fixed maturity securities from the available-for-sale classification into the held-to-maturity classification. This transfer was made as the Corporation and the Group have both the ability to hold the securities to maturity and the positive intent to do so. At December 31, 2003, the amortized cost of the held-to-maturity portfolio was $356.1 million.

Invested assets comprise a majority of the consolidated assets. Consequently, accounting policies related to investments are critical. See further discussion of important investment accounting policies in the "Critical Accounting Policies" section and in Footnote 1C on page 30 of this Annual Report. The Corporation and the Group continually evaluate all of their investments based on current economic conditions, credit loss experience and other developments. The difference between the cost and estimated fair value of investments is continually evaluated to determine whether a decline in value is temporary or other than temporary in nature. This determination involves a degree of uncertainty. If a decline in the fair value of a security is determined to be temporary, the decline is recorded as an unrealized loss in shareholders' equity. If there is a decline in a security's fair value that is considered to be other than temporary, the security is written down to the estimated fair value with a corresponding realized loss recognized in the consolidated statements of income.

The assessment of whether a decline in fair value is considered temporary or other-than-temporary includes management's judgement as to the financial position and future prospects of the entity issuing the security. It is not possible to accurately predict when it may be determined that a specific security will become impaired. Future impairment charges could be material to the results of operations. The amount of impairment charge before tax was $10.5 million in 2003, compared to $10.9 million and $12.0 million in 2002 and 2001, respectively. The impairment charge represents .3% of the market value at December 31, 2003, 2002 and 2001, respectively of the investment portfolio. During 2003, certain AMR Corporation and Delta Air Lines, Inc. fixed maturity investments were written down by $3.9 million and $2.0 million, respectively. The write-down amounts were determined by the difference between fair value and cost of the securities at the time of the write-down. Management determined that these securities have an other-than-temporary impairment of value based on its review, which is described above.

Management believes that it will recover the cost basis in the securities held with unrealized losses as it has both the intent and ability to hold the securities until they mature or recover in value. Securities are sold to achieve management's investment goals, which include the diversification of credit risk, the maintenance of adequate portfolio liquidity, a competitive investment yield and the management of interest rate risk. In order to achieve these goals, sales of investments are based upon current market conditions, liquidity needs and estimates of the future market value of the individual securities.

The following tables summarize for all available-for-sale securities and held-to-maturity securities, the total gross unrealized losses, excluding gross unrealized gains, by investment category and length of time the securities have continuously been in an unrealized loss position as of December 31, 2003:

Available-for-sale with unrealized losses:

(in millions)	Less than 12 months		12 months or longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Securities:						
U.S. Government	$ 14.8	$ (.1)	$ -	$ -	$ 14.8	$ (.1)
States, municipalities and political subdivisions	9.0	(.2)	-	-	9.0	(.2)
Corporate securities	248.4	(6.5)	37.0	(1.9)	285.4	(8.4)
Mortgage-backed securities:						
Other	242.2	(6.8)	19.2	(1.2)	261.4	(8.0)
Total fixed maturities	514.4	(13.6)	56.2	(3.1)	570.6	(16.7)
Equity securities	.7	-	1.6	-	2.3	-
Total temporarily impaired securities	$515.1	$(13.6)	$57.8	$(3.1)	$572.9	$(16.7)

Held-to-maturity with unrealized losses:

(in millions)	Less than 12 months		12 months or longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate securities	$106.0	$(1.8)	$ 5.0	$ (.2)	$111.0	$(2.0)
Mortgage-backed securities:						
Other	115.7	(1.9)	27.7	(.6)	143.4	(2.5)
Total temporarily impaired securities	$221.7	$(3.7)	$32.7	$ (.8)	$254.4	$(4.5)

As part of the evaluation of the entire $21.2 million aggregate unrealized loss on the investment portfolio, management performed a more intensive review of securities with a relatively higher degree of unrealized loss. Based on a review of each security, management believes that unrealized losses on these securities were temporary declines in value at December 31, 2003. In the table above, there are approximately 190 securities represented. Of this total, 31 securities have unrealized loss positions greater than 5% of their market values at December 31, 2003 with none exceeding 20%. This group represents $10.0 million, or 47% of the total unrealized loss position. Of this group, 22 securities representing approximately $7.1 million in unrealized losses have been in an unrealized loss position for less than twelve months. Of the remaining nine securities in an unrealized loss position for longer than twelve months totaling $2.9 million, management believes that they will recover the cost basis of these securities, and have both the intent and ability to hold the securities until they mature or recover in value. All securities are monitored by portfolio managers who consider many factors such as an issuer's degree of financial flexibility, management competence and industry fundamentals in evaluating whether the decline in fair value is temporary. In addition, management considers whether it is probable that all contract terms of the security will be satisfied and whether the unrealized loss position is due to changes in the interest rate environment. Should management subsequently conclude the decline in fair value is other than temporary, the book value of the security is written down to fair value with the realized loss recognized in the consolidated statements of income.

The amortized cost and estimated fair value of available-for-sale and held-to-maturity fixed maturity securities in an unrealized loss position at December 31, 2003, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Available-for-sale: *(in millions)*	Amortized Cost	Estimated Fair Value	Unrealized Loss
Due in one year or less	$ 7.0	$ 6.3	$ (0.7)
Due after one year through five years	12.5	12.0	(0.5)
Due after five years through ten years	108.7	106.4	(2.3)
Due after ten years	459.1	445.9	(13.2)
Total	$587.3	$570.6	$(16.7)

Held-to-maturity: *(in millions)*	Amortized Cost	Estimated Fair Value	Unrealized Loss
Due in one year or less	$ -	$ -	$ -
Due after one year through five years	5.5	5.4	(0.1)
Due after five years through ten years	74.7	73.5	(1.2)
Due after ten years	178.7	175.5	(3.2)
Total	$258.9	$254.4	$(4.5)

Reinsurance Programs

The Group renewed all of its reinsurance programs for 2003 with only moderate changes in the program structure. Although the terrorist events of September 11, 2001 had a significant impact on the reinsurance market, the Group's reinsurance contracts continue to include coverage for acts of terrorism. Instead of being unlimited as in the past, terrorism coverage in the 2003 contracts was modified to exclude or limit coverage for certain upper layers of reinsurance. The Group believes that the terrorism coverage in its reinsurance programs is adequate to protect its financial health. The Group has renewed its reinsurance programs for 2004 except for the bond reinsurance treaty that is expected to be renewed at the April 1, 2004 expiration date. The 2004 program maintains a $1.0 million loss retention level for most risks, but the property per risk treaty has a $1.5 million loss retention level. In addition, beginning in 2004, the Group retains 7 percent of all umbrella losses applicable to the $20.0 million excess of $5.0 million layer. The top layer of the property catastrophe treaty was reduced from $50 million excess of $75 million to $30 million excess of $75 million, reflecting reduced exposure for personal lines of business. Pricing for the 2004 program reflected flat pricing for the property treaties on average and double digit increases for the casualty treaties on average.

Internally Developed Software

In 2001, the Group introduced into limited production an internally developed software application for issuing and maintaining insurance policies named P.A.R.I.S.℠, a policy administration, rating and issuance system. During 2003, the Group began capitalizing application development costs associated with the Personal Lines segment, which are expected to begin roll out in 2005 and continued capitalization for the Specialty Lines segment which are expected to be rolled out beginning in 2005. During 2002, the Group substantially completed the rollout for the Commercial Lines operating segment. A rollout begins when the application has been placed into service for one or more states for an individual major product line and ends when the application is placed into service for the final state. The rollout period can exceed one year for an individual major product line. The Group capitalizes costs incurred during the application development stage, primarily relating to payroll and payroll-related costs for employees, along with costs incurred for external consultants who are directly associated with the internal-use software project. The cost associated with this application is amortized on a straight-line basis over the estimated useful life of ten years from the date placed into service with before tax amortization expense of $2.6 million, $1.3 million and $.2 million for 2003, 2002 and 2001, respectively. Upon full implementation of all major product lines, the new application should impact results by approximately $4.0 million to $6.0 million before tax per year in amortization expense until 2015. Capitalized internally developed software costs (including P.A.R.I.S.℠ and other internally developed software) and accumulated amortization are summarized in the table below:

(in millions)	**2003**	2002	2001
Cost	**$52.0**	$50.3	$41.4
Accumulated amortization	**7.2**	3.7	1.0
Carrying value	**$44.8**	$46.6	$40.4

Management believes the carrying value of the asset is appropriate. The useful life of the internally developed software was determined by using certain assumptions and estimates. Inherent changes in these assumptions could result in an immediate impairment to the asset and a corresponding charge to net income. The Group periodically reviews the asset for impairment as events or circumstances arise that may affect the carrying value.

Statutory Results

Management uses statutory financial criteria to analyze the Group's property and casualty results and insurance industry regulators require the Group to report statutory financial measures. Management analyzes statutory results through the use of insurance industry financial measures including statutory loss and LAE ratios, statutory underwriting expense ratio, statutory combined ratio, net premiums written and net premiums earned. The statutory combined ratio is a commonly used gauge of underwriting performance measuring the percentages of premium dollars used to pay insurance losses and related expenses. The combined ratio is the sum of the loss ratio, the loss adjustment expense ratio and the underwriting expense ratio. All references to combined ratio or its components in the MD&A are calculated on a statutory accounting basis and are calculated on a calendar year basis unless specified as calculated on an accident year basis. A discussion of the differences between statutory accounting and generally accepted accounting principles in the United States is included in Footnote 15 on pages 41 and 42 of this Annual Report.

Insurance industry financial measures are included in the next several sections of this MD&A that discuss results of operations. Statutory surplus, a financial measure that is required by insurance regulators and used to monitor financial strength, is discussed in the "Statutory Surplus" section of the "Liquidity and Financial Strength" portion of this MD&A.

All Lines Discussion

Statutory net premiums written decreased $7.0 million in 2003 to $1,441.6 million. The decline in statutory net premiums written over 2002 reflects the Group's efforts to restructure its risk profile as Personal Lines withdrew from select markets and Commercial Lines implemented stricter underwriting guidelines, including the non-renewal of certain construction defect related risks. In addition, the decline in net premiums written from last year also reflects the impact of higher reinsurance costs. Net premiums written totaled $1,448.6 million in 2002 and $1,472.2 million in 2001. The slight decline of net premiums written in 2002 when compared to 2001 is primarily attributable to the reduction in premiums related to the non-renewal of the Group's New Jersey private passenger auto business which began to be non-renewed in March of 2002.

The Group's business is geographically concentrated in the Mid-West and Mid-Atlantic regions. The following table shows consolidated net premiums written for the Group's five largest states:

All Lines Net Premiums Written Distributed by Top States

	2003	2002	2001
New Jersey	**11.1%**	12.5%	17.4%
Ohio	**9.2%**	9.4%	9.8%
Pennsylvania	**8.5%**	7.9%	6.8%
Kentucky	**8.2%**	7.7%	7.9%
Illinois	**5.3%**	5.3%	5.1%

New Jersey is the Group's largest state with 11.1% of the total net premiums written during 2003. In recent years, New Jersey's legislative and regulatory environments for private passenger automobile insurance have become less favorable to the insurance industry. The state requires insurance companies to accept all risks that meet underwriting guidelines for private passenger automobile while rigidly controlling the rates charged. In the fourth quarter of 2001, OCNJ entered into an agreement to transfer its New Jersey private passenger auto renewal obligations to Proformance. This transaction allowed the Group to stop writing business in the New Jersey private passenger auto and personal umbrella markets in early 2002.

The All Lines combined ratio improved 6.7 points to 106.1% in 2003, compared with 112.8% in 2002 and 115.3% in 2001. An improved underwriting expense ratio and lower losses and LAE contributed to the All Lines combined ratio improvement in 2003. The combined ratio benefited from a reduction in personnel and sales related expenses. These two items, somewhat offset by increased expenses for technology including amortization of internally developed software, contributed to the .8 point reduction in the underwriting expense ratio from 34.9% in 2002 to 34.1% in 2003. The loss and LAE ratio decreased 5.8 points from 77.9% in 2002 to 72.1% in 2003. The loss and LAE ratio was impacted by $34.1 million and $84.4 million of before tax prior accident year reserve development in 2003 and 2002, respectively, which added 2.4 points and 5.8 points to the 2003 and 2002 All Lines combined ratio, respectively. The remaining improvement of 2.4 points in the 2003 loss and LAE ratio over 2002 was due to significant improvement in the Personal Lines loss ratio primarily related to the withdrawal from New Jersey personal auto and a decrease in non-catastrophe experience for the personal property product lines.

The All Lines combined ratio improved 2.5 points in 2002 compared to 2001 due primarily to improvement in the Personal Lines and Commercial Lines loss and LAE ratio. The positive improvements resulted from tighter underwriting standards, lower catastrophe losses and large losses offset by increases in loss and LAE reserves due to adverse prior years development, primarily related to construction defect losses.

The loss and LAE ratios were impacted negatively in 2003, 2002 and 2001 by adjustments to estimated losses related to prior years' business. The loss and LAE ratio components of the accident year combined ratio measures losses and LAE arising from insured events that occurred in the respective accident year. The current accident year excludes losses and LAE for insured events that occurred in prior accident years.

In 2003, the All Lines accident year combined ratio was 103.7%, which is 2.4 points better than the All Lines calendar year combined ratio of 106.1%. The All Lines combined ratio for accident years 2002 and 2001, measured as of December 31, 2003, were 104.2% and 110.9%, respectively.

The table below summarizes the impact of changes in provision for all prior accident year losses and LAE:

(in millions)	**2003**	2002	2001
Statutory net liabilities, beginning of period	**$2,078.7**	$1,982.0	$1,907.3
Increase in provision for prior accident year claims	**$34.1**	$84.4	$58.5
Increase in provision for prior accident year claims as % of premiums earned	**2.4%**	5.8%	3.9%

In 2003, the impact of this adverse development for prior accident years' losses and LAE was concentrated in the commercial multi-peril product line of the Commercial Lines operating segment and in the personal auto product line of the Personal Lines operating segment. The commercial umbrella product line experienced significant favorable development for prior years' losses and LAE, primarily due to a reduction in estimated future costs for claims adjuster related expenses. The total provision for prior years' losses and LAE of $34.1 million before tax represents 1.6% of loss and LAE reserves as of year-end 2002.

The comparable amount of provision for prior years' losses and LAE recognized during the year 2002 was $84.4 million before tax representing 4.3% of loss and LAE reserves as of year-end 2001. This was concentrated in the commercial auto and general liability product lines of the Commercial Lines operating segment.

The comparable amount for provisions for prior years' losses and LAE recognized during the year 2001 was $58.5 million before tax. This represents 3.1% of loss and LAE reserves as of year-end 2000. This was concentrated primarily in the workers' compensation and general liability product lines.

The 2002 combined ratio includes a reallocation of LAE reserve estimates related to claims adjuster salaries, benefits and similar costs from the Commercial and Specialty Lines segments to the Personal Lines segment. This increased the 2002 Personal Lines segment combined ratio by 1.5 points and decreased the Commercial and Specialty Lines segments combined ratios by .6 points and 2.4 points, respectively.

Catastrophe losses in 2003 totaled $43.8 million, compared with $20.8 million in 2002 and $34.6 million in 2001. The Group was impacted by 21 separate catastrophes in 2003, compared with 25 catastrophes in 2002 and 19 in 2001. Catastrophe losses added 3.1 points to the combined ratio in 2003, compared with 1.4 points in 2002 and 2.3 points in 2001. The effects of catastrophes on the Corporation's results cannot be accurately predicted. As such, severe weather patterns, acts of war or terrorist activities could have a material adverse impact on the Corporation's results, reinsurance pricing and availability of reinsurance.

Catastrophe losses, net of reinsurance, for each of the last three years were:

Catastrophe Losses (before tax)	2003	2002	2001
Dollar Impact (in millions)	**$43.8**	$20.8	$34.6
Statutory Combined Ratio Impact	**3.1%**	1.4%	2.3%

The seven-year historical catastrophe impact on the loss ratio compared to 2003 actual for all lines of business were:

Loss Ratio Point Impact	Q1	Q2	Q3	Q4	Annual
1997-2003 Historical Average	1.6	4.7	3.1	0.8	2.6
2003 Actual	**3.2**	**4.0**	**4.5**	**0.7**	**3.1**

The underwriting expense ratio, which measures underwriting expenses as a percentage of net premiums written, decreased by .8 points in 2003 to 34.1% compared with 34.9% in 2002 and 35.4% in 2001. The 2003 underwriting expense ratio was favorably impacted by a reduction in employee related costs and lower sales related expenses as a percentage of premiums, and was partially offset by higher expenses related to investments in technology. Sales related expenses for 2003 included the resumption of a ceding commission for certain layers of commercial umbrella reinsurance and also agent bonus commission levels more similar to years prior to 2002. The employee count continued to decline in 2003 with an 11.2% decline over 2002, resulting in part from claim staff reorganization and underwriting facility consolidations. The employee count was 2,669, 3,004 and 3,365 as of December 31, 2003, 2002 and 2001, respectively.

The underwriting expense ratio for the year 2002 decreased compared to 2001 due primarily to the 2001 impact of 2.7 points related to the $40.6 million New Jersey transfer fee. The year 2002 underwriting expense ratio experienced upward pressure due to two factors with a total impact of approximately 1.6 points. These two factors were the non-renewal of the New Jersey private passenger auto business, which had lower commission rates and lower variable processing costs than most other business and the elimination of ceding commissions received in previous years on umbrella premiums ceded to reinsurers. The 2002 commission expense ratio, a component of the underwriting expense ratio, was at a relatively high level due to higher than expected umbrella net premiums written, which had a relatively high commission rate on a net of reinsurance basis and to higher than expected accruals for agent bonus commissions.

The 2003, 2002 and 2001 statutory underwriting expenses also included $5.2 million, $2.6 million and $.5 million of software amortization expense before tax, respectively, related to the rollout of P.A.R.I.S.^{sm}, a new internally developed software application. On a statutory accounting basis, the new application is being amortized over a five-year period (compared to ten-year period under GAAP) in accordance with statutory accounting principles. During 2002, the Group substantially completed the rollout of the new application for the Commercial Lines segment. During 2003, the Group began capitalizing application development costs associated with the Personal Lines segment which are expected to begin rollout in 2005. The Specialty Lines segment is on target for rollout in the beginning of 2005. Upon full implementation, the impact on statutory expenses is expected to be approximately $8.0 million to $12.0 million in annual amortization expense before tax through 2010. The additional cost is expected to be offset in part by reduced labor costs related to underwriting and policy processing.

Segment Discussion

In June of 2001, the Corporation introduced an organizational structure around three business units: Commercial Lines, Specialty Lines, and Personal Lines. These business units represent the Corporation's operating segments as well as its reportable segments. Within each operating segment are distinct insurance product lines that generate revenues by selling a variety of personal, commercial, and surety insurance products. The Commercial Lines operating segment sells commercial multiple peril, commercial auto, general liability and workers' compensation insurance as its primary products. The Specialty Lines operating segment sells commercial umbrella, excess insurance and fidelity and surety insurance as its primary products. The Personal Lines operating segment sells personal automobile and homeowners insurance as its primary products. The Corporation also has an all other segment, which derives its revenue from investment income and premium financing. The following tables provide key financial measures for each of the property and casualty reportable segments:

Commercial Lines Segment *(in millions)*	2003	2002	2001
Net premiums written	**$792.6**	$762.2	$689.6
Net premiums earned	**$777.4**	$725.6	$707.6
Loss ratio	**61.4%**	60.8%	64.5%
Loss expense ratio	**14.5%**	18.0%	15.3%
Underwriting expense ratio	**36.4%**	36.3%	36.4%

Specialty Lines Segment

(in millions)	**2003**	2002	2001
Net premiums written	**$164.9**	$179.9	$136.1
Net premiums earned	**$162.7**	$158.5	$130.6
Loss ratio	**28.7%**	39.0%	42.0%
Loss expense ratio	**5.0%**	11.0%	10.4%
Underwriting expense ratio	**43.5%**	44.1%	38.4%

Personal Lines Segment

(in millions)	**2003**	2002	2001
Net premiums written	**$484.1**	$506.5	$646.5
Net premiums earned	**$484.3**	$566.3	$668.0
Loss ratio	**67.5%**	70.5%	73.4%
Loss expense ratio	**11.0%**	14.0%	12.1%
Underwriting expense ratio	**27.1%**	29.6%	33.7%

Commercial Lines Segment

The Commercial Lines combined ratio for the year 2003 decreased 2.8 points to 112.3% from 115.1% in 2002. The improvement in the combined ratio occurred in spite of 5.3 points of adverse development on loss and LAE reserves primarily in the workers' compensation and commercial multiple peril product lines. The combined ratio improved from 2001 to 2002 by 1.1 points. This improvement was less than expected due to $73.9 million of adverse development in loss and LAE reserves from prior years adding 10.2 points to the 2002 combined ratio. Of this amount, approximately $51.6 million related to construction defect issues which added 7.1 points to the combined ratio for 2002. Renewal price increases had a positive impact during 2003, 2002 and 2001. The 2003 average renewal price increase was 11.4% for Commercial Lines direct premiums written, compared with 16.3% and 15.2% average renewal price increases[1] in 2002 and 2001, respectively. The 2003 average renewal price increase is lower than in prior years due to a broad trend indicating that Commercial Lines policies are approaching price adequacy and competitive pricing pressures in the marketplace are increasing.

Commercial Lines results for 2003 included higher than expected catastrophe losses and large non-catastrophe losses compared to 2002. Catastrophe losses added 2.6 points in 2003 to the Commercial Lines combined ratio, compared to 0.5 points in 2002 and 1.0 point in 2001. Large non-catastrophe losses related to current accident year losses measured as of December 31 added 7.2 points, 4.6 points and 5.5 points to the combined ratio for 2003, 2002 and 2001, respectively.

The workers' compensation product line combined ratio decreased 6.2 points in 2003 to 123.0%, despite 7.1 points of adverse prior years loss and LAE reserve development, 3.8 points of which was due to increased reserves on two lifetime workers' compensation claims. Although this line continues to experience adverse development on prior accident years', the combined ratio has decreased for the third year in a row. In 2002, the combined ratio decreased 9.4 points to 129.2%, compared to 138.6% in 2001. The loss ratio was the main component driving the high combined ratios in all three years. The 2003 workers' compensation loss ratio was 78.3% compared to 80.6% in 2002 and 95.8% in 2001. Adverse development of prior year losses due to an increase in claims severity contributed to the poor results for all three years. The 2003 accident year loss ratio of 69.0% was 9.3 points lower than the 2003 calendar year loss ratio. The 2002 and 2001 accident year loss ratios were 72.5% and 73.3%, respectively, which were 8.1 points and 22.5 points lower than the respective calendar year loss ratios.

Although the Group has taken actions to improve workers' compensation results, including a more conservative underwriting appetite in states where there is rate inadequacy despite the attainment of double-digit renewal increases for the year, the product line continues to be negatively impacted by assessments for the National Workers' Compensation residual market pool. The impact of the National Workers' Compensation residual market pool added 4.5 points to the workers' compensation combined ratio in 2003, compared to 1.5 points in 2002 and decreased the ratio 1.9 points in 2001.

The Group continued to achieve average renewal price increases for workers' compensation of 14.7% for 2003, compared with increases of 20.1% and 16.6% for 2002 and 2001, respectively. Net premiums written for 2003, 2002 and 2001 totaled $132.4 million, $143.9 million, and $148.6 million, respectively. The continued decrease in net premiums written for workers' compensation is the result of the Group's initiative to responsibly price and underwrite this product line in order to make the line more profitable.

The commercial auto product line net premiums written increased $14.9 million or 7.0% to $228.3 million in 2003. During 2002, net premiums written for this line increased $26.7 million, or 14.3% to $213.4 million, compared with $186.7 million in 2001. The 2003, 2002 and 2001 increases were driven by renewal price increases, averaging 11.0%, 15.2% and 15.5%, respectively.

The 2003 commercial auto combined ratio improved 4.7 points to 105.5% compared to 110.2% in 2002. This improvement is largely due to improved underwriting, the effect of renewal price increases and less adverse loss and LAE reserve development from prior years. The 2002 commercial auto combined ratio increased to 110.2%,

[1]When used in this report, renewal price increase means the average increase in premium for policies renewed by the Group. The average increase in premiums for each renewed policy is calculated by comparing the total expiring premium for the policy with the total renewal premium for the same policy. Renewal price increases include, among other things, the effects of rate increases and changes in the underlying insured exposures of the policy. Only policies issued by the Group in the previous policy term with the same policy identification codes are included. Therefore, renewal price increases do not include changes in premiums for newly issued policies and business assumed through reinsurance agreements, including Great American business not yet issued in the Group's systems. Renewal price increases also do not reflect the cost of any reinsurance purchased on the policies issued.

from 107.6% in 2001. The increase in the combined ratio from 2001 is due to greater than expected average settlement amounts (loss severity) from prior years. The accident year combined ratios for this line were 104.6% in 2003, 99.0% in 2002 and 105.2% in 2001. The increase in the accident year combined ratio from 2002 is due to an increase in the number of large losses as measured by higher average paid losses and case reserves.

Net premiums written for the commercial multiple peril, fire and inland marine product lines increased 8.7% to $348.4 million in 2003. These product lines also experienced an increase in 2002 of 16.4% to $320.4 million, compared with $275.2 million in 2001. The combined ratio increased in 2003 to 109.7% as a result of higher than expected catastrophe losses, large property losses and adverse prior years loss development. Catastrophe losses added 6.3 points to the combined ratio in 2003, compared to 1.5 and 2.9 points in 2002 and 2001, respectively. Large property losses were $22.5 million in 2003, which added 6.7 points to the combined ratio compared with $16.2 million in 2002, adding 5.4 points to the 2002 combined ratio. Adverse development in 2003 added 7.1 points to the 2003 combined ratio compared to .6 points in 2002. In 2002, the combined ratio decreased to 95.8% from 106.4% in 2001. The improvement from 2001 to 2002 resulted from strong new and renewal pricing and more selective and focused underwriting.

Net premiums written for the monoline general liability product line decreased slightly to $83.4 million compared to $84.5 million in 2002 and $79.0 million in 2001. The small decrease in 2003 is a result of actions taken on classes of business potentially subject to construction defect losses. The increase from 2001 to 2002 is due to higher new and renewal pricing levels.

The general liability product line combined ratio decreased 48.7 points in 2003 to 122.6%, compared to 171.3% in 2002. The large decrease is due to a higher than desired 2002 loss ratio, which is attributable to 57.8 points of adverse development in 2002 compared to 8.2 points of adverse development in 2003. The 2001 combined ratio was 120.8%. The accident year combined ratio for 2003 was 114.4% compared to 108.8% and 122.9% in 2002 and 2001, respectively. The increase in the 2003 accident year combined ratio is a result of higher severity for this line of business. The difference between the accident and calendar year results in 2002 is primarily due to increases in residential general contractors and developers related construction defect reserves established for prior accident years due to greater than expected frequency and loss severity. The construction

Statutory Earned Premium and Combined Ratios

		Combined Ratios					
(by operating segment, including selected major product lines)	2003 Earned Premium	2003	Accident Year 2003(a)	2002	Accident Year 2002(a)	2001	Accident Year 2001(a)
Commercial Lines	**$ 777.4**	**112.3%**	**107.1%**	115.1%	101.3%	116.2%	109.8%
Workers' Compensation	**134.7**	**123.0%**	**115.9%**	129.2%	116.1%	138.6%	111.2%
Auto Commercial	**221.2**	**105.5%**	**104.6%**	110.2%	99.0%	107.6%	105.2%
General Liability	**84.4**	**122.6%**	**114.4%**	171.3%	108.8%	120.8%	122.9%
CMP, Fire & Inland Marine	**337.1**	**109.7%**	**103.3%**	95.8%	93.8%	106.4%	107.6%
Specialty Lines	**162.7**	**77.2%**	**90.3%**	94.0%	89.4%	90.8%	82.3%
Commercial Umbrella	**120.5**	**80.5%**	**93.3%**	97.7%	94.5%	93.6%	81.6%
Fidelity & Surety	**41.8**	**68.1%**	**81.1%**	81.7%	74.2%	76.8%	76.5%
Personal Lines	**484.3**	**105.6%**	**102.7%**	114.1%	111.2%	119.2%	117.6%
New Jersey personal auto (b)	**1.2**	**648.1%**	**257.3%**	154.8%	138.3%	152.2%	143.4%
Other personal lines	**483.1**	**104.0%**	**102.1%**	107.9%	107.1%	111.8%	111.8%
Other personal auto	**295.2**	**105.2%**	**102.6%**	107.1%	106.7%	107.1%	108.8%
Homeowners	**154.6**	**106.9%**	**105.8%**	110.3%	111.4%	120.5%	119.3%
Total All Lines	**$1,424.4**	**106.1%**	**103.7%**	112.8%	104.2%	115.3%	110.9%

(a) The loss and LAE ratio component of the accident year combined ratio measures losses and LAE arising from insured events that occurred in the respective accident year. The current accident year excludes losses and LAE for insured events that occurred in prior accident years. Accident year 2003 as of December 31, 2003 measures insured events for the twelve months of 2003. Accident year 2002 as of December 31, 2003 measures insured events for the twelve months of 2002 with remaining related liabilities estimated as of December 31, 2003. Accident year 2001 as of December 31, 2003 measures insured events for the twelve months of 2001 with remaining related liabilities estimated as of December 31, 2003. Accident periods may not be comparable due to seasonality, claim reporting and development patterns, claim settlement rates and other factors.

(b) The Group exited the New Jersey private passenger automobile market in March 2002 which was completed in March 2003. The combined ratio in 2003 for New Jersey personal auto is larger than normal due to prior year loss development in relation to significantly reduced premium levels from this business.

defect issues are being addressed by continuing and expanding previous underwriting actions on certain classes of business that are more prone to construction defect claims.

Specialty Lines Segment

Specialty Lines combined ratio for 2003 improved 16.8 points to 77.2% compared to 94.0% and 90.8% for 2002 and 2001, respectively. The improvement in the 2003 combined ratio is due primarily to overall favorable development on prior accident year loss and LAE reserves of $21.3 million compared to favorable development in 2002 of $2.2 million and adverse development of $4.1 million in 2001.

The fidelity and surety product lines in the Specialty Lines segment contributed to the favorable results for this segment. Fidelity and surety net premiums written decreased slightly to $43.9 million, compared to $45.6 million and $38.7 million in 2002 and 2001, respectively. Despite lower net premiums written in 2003, the combined ratio improved to 68.1% in 2003, compared with 81.7% in 2002 and 76.8% in 2001. The improvement in the 2003 fidelity and surety combined ratio was the result of favorable development on prior accident year loss and LAE reserves of $5.5 million and overall lower losses for this product line. During the fourth quarter of 2002, there was a return of ceded premium of $5.3 million before tax for the fidelity and surety business in the Specialty Lines operating segment. This return of ceded premium was due to the exercise of a contractual option on the bond reinsurance treaty based on highly favorable bond combined ratios over the past fourteen years.

Net premiums written for the commercial umbrella product line decreased $11.8 million, or 8.9% in 2003 to $120.9 million, compared with $132.7 million in 2002 and $92.2 million in 2001. Higher reinsurance costs in 2003, driven by the addition of a ceding commission and by increased reinsurance rates per dollar of premium, had a negative impact on net premiums written. The addition of ceding commissions on the current reinsurance contract causes a corresponding increase to ceded premiums. Average renewal price increases were 18.1%, compared to 37.6% in 2002 and 20.3% in 2001. The 2003 combined ratio was 80.5% compared to 97.7% and 93.6% in 2002 and 2001, respectively. The improved combined ratio in 2003 was largely attributable to favorable development on prior accident year loss and LAE reserves due largely to a reduction in estimated future costs for commercial umbrella claims adjuster related expenses that favorably impacted the Specialty Lines combined ratio by 6.8 points.

Personal Lines Segment

The Personal Lines combined ratio for 2003 decreased 8.5 points to 105.6% compared to 114.1% in 2002 and 119.2% in 2001. Every product line in the Personal Lines operating segment registered an improved combined ratio in 2003 compared to 2002. The improvement is driven by the withdrawal from New Jersey private passenger auto market which began in 2002, premium rate increases, a significant improvement in the non-catastrophe experience for homeowners and a decline in the underwriting expense ratio. The 5.1 point improvement in 2002 is attributable to the implementation of price increases, insurance scoring, enhanced claims management procedures, withdrawal from states that have proven unprofitable and lower than average losses from catastrophes. The Group continued to narrow its geographic focus in Personal Lines during 2003. The Group has received all necessary approvals from regulators to withdraw its Personal Lines business from Florida, Georgia and Texas. These three states contributed approximately $3.0 million to net premiums written in 2003. Personal lines excluding New Jersey private passenger auto results and the effects of the withdrawal states and cancelled agents would have grown by approximately 9.0% in 2003. The Group does not write any lines of business in California.

Net premiums written for private passenger auto decreased in 2003 by $28.6 million to $292.7 million compared to $321.3 million in 2002 and $451.2 million in 2001. This product line has decreased, as expected, due to the Group's strategy to withdraw from certain states. Agency cancellations also contributed to the decline in premiums in 2003, 2002 and 2001. The combined ratio for private passenger auto improved during 2003 by 8.6 points to 107.7% compared to 116.3% in 2002 and 118.9% in 2001. The Group is implementing price increases and claims management procedures to further improve results.

Given the unfavorable regulatory environment and uncertainty over the future profitability for private passenger auto in New Jersey, the Group announced in the fourth quarter of 2001 the transaction to allow the Group in early 2002 to stop writing private passenger auto business in New Jersey. The transaction, described in the "Results of Operations – Net Income" section, has allowed the Group to complete its exit from the New Jersey personal lines auto market in early 2003. New Jersey's private passenger auto net premiums written represented approximately 7.5% of the Group's total private passenger auto book of business in 2002, compared to 27.0% in 2001. New Jersey regulation mandates private passenger automobile insurers in the state to provide insurance to all eligible consumers with limited exceptions. This "take-all-comers" regulation eliminated the Group's ability to control the volume and selection of writings in the state. Poor underwriting results in New Jersey contributed to the poor performance in 2002 and 2001. The New Jersey private passenger auto results added 6.2 and 7.1 points to the 2002 and 2001 Personal Lines loss ratio, respectively.

Homeowners product line net premiums written increased 2.3% in 2003 to $157.2 million compared to $153.7 million in 2002 and $162.0 million in 2001. The Group has placed emphasis on price increases, coverage restrictions, insurance scoring and agency management. Average implemented rate increases were 22.0%, 10.1% and 2.8% in 2003, 2002 and 2001, respectively.

The 2003 homeowners combined ratio decreased 3.4 points to 106.9% compared to a 10.2 point decrease in 2002 to 110.3%. This compares with a combined ratio of 120.5% in 2001. The improvement in 2003 is attributable to improved underwriting discipline and aggressive pricing. Combined ratios are heavily impacted by catastrophe losses which added 11.8 points to the combined ratio in 2003, 8.7 points in 2002 and 12.3 points in 2001.

LIQUIDITY AND FINANCIAL STRENGTH

Cash Flow

Net cash generated from operations was $168.7 million compared with cash generated of $148.2 million in 2002 and $70.2 million in 2001. The increase for the year 2003 compared to 2002 is due primarily to a $57.2 million reduction in paid losses and LAE as operating revenues for the two years were roughly equal. This increase in cash was partially offset by an increase in payments to reinsurers for premium cessions, contingent commission bonus payments to agents and the final payments of the replacement carrier fee for New Jersey private passenger auto business. The increase in the reinsurance recoverable asset did not significantly impact cash flow in 2003 since there was a corresponding increase in liabilities for most of the increase in this asset. The reinsurance recoverable asset increased $172.8 million with $141.9 million due to increases in loss reserves for future loss payments expected to be paid by reinsurers along with other components as shown in Footnote 7 on page 38 of this Annual Report. The increase in reinsurance recoverables is due primarily to the Group writing more commercial umbrella business, most of which the premiums and losses are ceded to reinsurers, resulting in an increase in the reinsurance recoverable asset and a corresponding increase in ceded loss, LAE and unearned premium reserves. The increase in cash generated from operations in 2002 was also due primarily to a reduction in paid losses and paid LAE offset partially by payments of the replacement carrier fee for New Jersey private passenger auto business.

Investing activities used net cash of $175.6 million in 2003, compared with net cash used of $173.7 million in 2002 and $57.4 million in 2001. The Corporation and the Group purchased fewer fixed maturity securities in 2003 as prepayments on mortgage backed securities were reduced in 2003 compared to 2002, leaving less cash flow to reinvest. Proceeds from the sale of equity and fixed maturity securities also continues to decline as the Corporation and the Group are maintaining the current portfolio which contains primarily investment grade corporate and mortgage backed securities. Cash inflows from the sale of property and equipment increased over 2002 as the Group sold a building located in Lexington, Kentucky including the related office equipment and land for sales proceeds of $4.6 million.

Total cash generated in financing activities was $1.6 million in 2003, compared to cash used of $4.6 million and $10.5 million in 2002 and 2001, respectively. Cash generated by financing in 2003 resulted from the exercise of stock options partially offset by principal payments on the low interest rate loan from the State of Ohio. This compares to cash used for financing activities in 2002, which included the repayment of the Corporation's $205.0 million credit facility and issuance of new convertible debt with net proceeds of $194.0 million.

Overall, total cash used in 2003 was $5.3 million, compared to $30.1 million in 2002 and cash generated of $2.3 million in 2001. To further strengthen its financial position, the Corporation did not pay any shareholder dividends for the years presented. On a regular basis management analyzes the profitability and capital position of the Group and the liquidity of the Corporation, including the Corporation's evaluation of whether to reinstitute a dividend to shareholders of the Corporation or a share repurchase program.

The Corporation is dependent on dividend payments from its insurance subsidiaries in order to meet operating expenses and debt obligations. Insurance regulatory authorities impose various restrictions and prior approval requirements on the payment of dividends by insurance companies. As of December 31, 2003, approximately $86.8 million of statutory surplus was not subject to prior dividend approval requirements. Additional restrictions may result from the minimum net worth and surplus requirements in the credit agreement as disclosed in Footnote 16 on pages 42 and 43 of this Annual Report.

Off-Balance Sheet Arrangements and Contractual Obligations

As of December 31, 2003, 2002 and 2001, the Corporation did not have any off-balance sheet arrangements as defined by Financial Release - 67, "Disclosure in Management's Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations."

The following table presents the Corporation's obligations to make future payments under contractual obligations:

($ in millions)		Payments Due by Period			
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt*	$ 4.4	$ .7	$ 1.5	$ 1.5	$ .7
Operating leases	18.2	4.5	7.1	4.7	1.9
Purchase obligations	80.2	35.7	33.3	11.2	-
Other long-term Liabilities**	94.7	71.4	14.0	2.9	6.4
Total contractual cash obligations	$197.5	$112.3	$55.9	$20.3	$9.0

*Excluded from long-term debt obligations are the convertible notes with outstanding principal of $201.3 million which is due on March 19, 2022 and semi-annual interest payments of $5.0 million. The notes may be converted into common stock under certain conditions described in Footnote 16 on pages 42 and 43 of this Annual Report and disclosed separately below.

**Excluded from other long-term liabilities are pension obligations which are described in Footnote 5 on pages 35 through 37 of this Annual Report and disclosed separately below. Also excluded are loss and LAE reserves as the timing of payout is uncertain. For further discussion on loss and LAE reserves, refer to the loss and LAE discussion below.

In December 2003, the FASB issued a revised Interpretation No. 46 – Consolidation of Variable Interest Entities (FIN 46), an interpretation of Accounting Research Bulletin No. 51. FIN 46 requires a variable interest entity (VIE) to be consolidated by the primary beneficiary of the entity if certain criteria are met. Some provisions of FIN 46 require certain Special Purpose Entity's (SPE) to be consolidated as of December 31, 2003. The Corporation does not have any investments that qualify as SPE's under these provisions. FIN 46 also requires consolidation of all variable interests held no later than the end of the first reporting period that ends after March 15, 2004 (as of March 31, 2004 for the Corporation). The Corporation currently holds one equity investment, which represents a 49% interest in the entity, which will require consolidation in accordance with FIN 46. The expected loss upon adoption will be immaterial to the Corporation's consolidated financial statements. See Footnote 18 on page 43 of this Annual Report for further discussion.

Debt

As of December 31, 2003, the Corporation had $205.2 million of principal outstanding on debt that includes a $3.9 million low interest loan with the state of Ohio. During the year 2002, the Corporation completed an offering of 5.00% convertible notes, in an aggregate principal amount of $201.3 million, due March 19, 2022 and generated net proceeds of $194.0 million. The issuance related costs are being amortized over the life of the notes and are being recorded as related fees. The liability for debt is reported on the balance sheet net of the unamortized fees. The Corporation uses the effective interest rate method to record the interest and related fee amortization. Interest is payable on March 19 and September 19 of each year. The notes may be converted into shares of the Corporation's common stock under certain conditions, including: if the price per share of the Corporation's common stock reaches specific thresholds; if the credit rating of the notes is below a specified level or withdrawn, or if the notes have no credit rating during any period; or if specified corporate transactions have occurred. The conversion rate is 44.2112 shares per each $1,000 principal amount of notes, subject to adjustment in certain circumstances. If all outstanding notes are converted, the total outstanding common shares would increase by 8.9 million shares. The convertible debt impact on earnings per share is based on the "if-converted" method. The impact on diluted earnings per share is contingent on whether or not certain criteria have been met for conversion. As of December 31, 2003, the common share price criterion had not been met and, therefore, no adjustment to the number of diluted shares on the earnings per share calculation was made for the convertible debt. On or after March 23, 2005, the Corporation has the option to redeem all or a portion of the notes that have not been previously converted at the following redemption prices (expressed as a percentage of principal amount):

During the twelve months commencing	Redemption Price
March 23, 2005	102%
March 19, 2006	101%
March 19, 2007 until maturity of the notes	100%

The holders of the notes have the option to require the Corporation to purchase all or a portion of their notes on March 19 of 2007, 2012 and 2017 at 100% of the principal amount of the notes. In addition, upon a change in control of the Corporation occurring anytime prior to maturity, holders may require the Corporation to purchase for cash all or a portion of their notes at 100% of the principal amount plus accrued interest.

Additionally, on July 31, 2002, the Corporation entered into a revolving credit agreement. Under the terms of the credit agreement, the lenders agreed to make loans to the Corporation in an aggregate amount up to $80.0 million for general corporate purposes. The agreement requires the Corporation to maintain minimum net worth of $800.0 million. The credit agreement also includes a minimum statutory surplus requirement for The Ohio Casualty Insurance Company of $650.0 million. Additionally, other covenants and customary provisions are included in the agreement. The Corporation has not been in violation of the covenants contained in the agreement and does not foresee any difficulties in meeting the covenant requirements in the near future. The Corporation has not drawn on the revolver as of December 31, 2003. The credit agreement expires on

March 15, 2005 and the Corporation plans to either renew or replace the revolving credit facility. Prior to the expiration of the current revolver, the Corporation will determine if the principal amount of the facility should be adjusted.

Pension and Other Postretirement Benefits

The Company sponsors a defined benefit pension plan and other postretirement benefit plans that cover substantially all employees. Several statistical and other factors, which attempt to anticipate future events, are used in calculating the expense and liability related to the plans. Key factors include assumptions about the expected rates of return on plan assets, discount rates, rate of compensation increases and health care cost trend rates, as determined by the Company, within certain guidelines. The Company considers market conditions, including changes in investment returns, interest rates and inflation in making these assumptions.

The Company determines the expected long-term rate of return on plan assets based on the geometric method, which represents the average compound return of the plan assets. Plan assets are comprised primarily of investments in mutual funds, common stocks, corporate bonds, U.S. government securities, real estate investment trusts and other investments. The Company considers the current level of expected returns on risk free investments, primarily government bonds, the historical level of the risk premium associated with the other asset classes and the expectations for future returns of each asset class when developing the expected long-term rate of return on assets assumption. The expected return for each asset class is weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio. This resulted in the selection of the 8.75% assumption for 2003. The expected rate of return on plan assets is a long-term assumption and generally does not change annually. The discount rate reflects the market rate for high-quality fixed income debt instruments on the plan's annual measurement date (September 30) and is subject to change each year. For example, holding all other assumptions constant, a one-percentage-point increase or decrease in the assumed rate of return on plan assets would decrease or increase, respectively, 2004 net periodic pension expense by approximately $2.4 million.

Unrecognized losses of approximately $37.8 million are being recognized over approximately a 14-year period, which represents the average future service period of active participants. Unrecognized gains and losses arise from several factors including experience and assumption changes in the obligations and from the difference between expected returns and actual returns on plan assets. These unrecognized losses will be systematically recognized as an increase in future net periodic pension expense in accordance with FASB Statement No. 87, "Employers' Accounting for Pensions."

The Company expects to contribute approximately $7.6 million to fund the pension plan during 2004. The source for the funding will be cash flow from operating activities.

Key assumptions used in determining the amount of the obligation and expense recorded for postretirement benefits other than pensions (OPEB), under FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", include the assumed discount rate and the assumed rate of increases in future health care costs. The discount rate used to determine the obligation for these benefits has matched the discount rate used in determining our pension obligations in each year presented. In estimating the health care cost trend rate, the Company considers its actual health care cost experience, future benefit structures, industry trends and advice from its third-party actuaries. The Company assumes that the relative increase in health care costs will generally trend downward over the next several years, reflecting assumed increases in efficiency in the health care system and industry-wide cost containment initiatives. At December 31, 2003, the expected rate of increase in future health care costs was 10 percent for 2004, declining to 5 percent in 2013 and thereafter. Increasing the assumed health care cost trend by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 2003 by approximately $18.9 million and increase the postretirement benefit cost for 2003 by $1.7 million. Likewise, decreasing the assumed health care cost trend by one percentage point in each year would decrease the accumulated postretirement benefit obligation as of December 31, 2003 by approximately $16.4 million and decrease the postretirement benefit cost for 2003 by $1.5 million.

The actuarial assumptions used by the Company in determining its pension and OPEB retirement benefits may differ materially from actual results due to changing market and economic conditions, higher or lower turnover and retirement rates or longer or shorter life spans of participants. While the Company believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may materially affect the Company's financial position or results of operations.

In March 2004, the Company announced changes to its defined benefit, defined contribution and health insurance plans. The Company's traditional defined benefit plan will be amended to freeze accrued benefits effective June 30, 2004 and to incorporate a new pension equity plan benefit formula beginning July 2004. Also effective in July 2004, eligibility for subsidized retiree medical and dental coverage will be restricted to then current retirees and employees with 25 or more years of continuous service. Other employees will be eligible for access to unsubsidized retiree medical and dental coverage. These changes will result in a decrease in expenses of approximately $7.9 million before tax in 2004 and $5.6 million before tax in 2005 when compared to the 2003 expense.

In January 2004, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) FAS 106-1, regarding the accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (MMA). The FSP allows companies an opportunity to either assess the effect of MMA on their retirement-related benefit costs and obligations or to defer accounting for the effects of MMA until authoritative guidance is issued. The Corporation has elected to defer accounting for the effects of MMA, in accordance with the FSP. The Corporation does not expect the adoption of the FSP to have a material impact on the financial statements.

For more information on the Company's pension and other postretirement benefit plans, please refer to Footnote 5 on pages 35 through 37 of this Annual Report.

Rating Agencies

Regularly the Group's financial strength is reviewed by independent rating agencies. These agencies may upgrade, downgrade, or affirm their previous ratings of the Group. These agencies may also place an outlook on the Group's rating.

On September 6, 2002, A.M. Best Company (A.M. Best) affirmed the Group's financial strength rating of "A-" and assigned a positive outlook. In addition, A.M. Best assigned an initial rating of "bbb" to Ohio Casualty Corporation's convertible notes. On August 22, 2003, A.M. Best revised its debt rating criteria and assigned a "bbb-" to Ohio Casualty Corporation's convertible notes. On December 8, 2003 A.M. Best affirmed the Group's "A-" financial strength rating and the Corporation's "bbb-" senior unsecured debt rating and assigned stable outlooks on the ratings.

On March 14, 2002, Fitch, Inc. (Fitch) assigned its "BBB-" rating to the Corporation's convertible notes and placed a stable outlook on its rating. On November 5, 2002, Fitch affirmed its "BBB-" rating on the Corporation's convertible notes and placed a stable outlook on its rating. On January 21, 2004, Fitch assigned a financial strength rating of "A-" to the Group and also affirmed its "BBB-" senior debt and long term issuer ratings.

On March 13, 2002, Moody's Investor Services (Moody's) assigned its "Baa2" rating to the Corporation's convertible notes. On November 27, 2002, Moody's downgraded the Group's "A2" financial strength rating to "A3" and placed a stable outlook on the Group's rating. Moody's also announced that it placed a "Baa3" rating on the Corporation's convertible notes. On June 16, 2003, Moody's affirmed its "Baa3" rating on the convertible notes and affirmed the "A3" insurance financial strength ratings on the Group's intercompany pool. Moody's also placed a stable outlook on its ratings. In addition, Moody's also assigned prospective ratings to the $500 million universal shelf registration filed on May 8, 2003. The prospective ratings for senior unsecured debt, subordinated debt and preferred stock were "Baa3", "Ba1" and "Ba2", respectively.

On March 11, 2002, Standard & Poor's Rating Services (S&P) removed its negative outlook and placed a stable outlook on the Group's "BBB" financial strength rating. S&P also announced that it assigned its "BB" senior debt rating to the Corporation's convertible notes. Following the Corporation's announcement of third quarter 2002 results, S&P revised its outlook to negative from stable and indicated that the Group's financial strength rating would be reviewed for possible downgrade. On April 30, 2003, S&P affirmed its "BBB" financial strength rating for the Group and maintained its negative outlook. On May 13, 2003 S&P assigned prospective ratings to Ohio Casualty's universal shelf. The prospective ratings for senior unsecured debt, subordinated debt and preferred stock were "BB", "B+" and "B", respectively. On February 13, 2004 S&P revised its outlook to stable and affirmed its financial strength and credit ratings on the Group and the Corporation.

Generally, credit ratings affect the cost and availability of debt financing. Often, borrowers with investment grade credit ratings can borrow at lower rates than those available to similarly situated companies with ratings that are below investment grade, and the availability of certain debt products may be greater for borrowers with investment grade credit ratings. Currently, the Corporation is a "split-rated" borrower, having investment grade ratings from A.M. Best, Fitch and Moody's and below investment grade credit rating from S&P. While influenced by conditions in the credit markets, it is reasonable to anticipate that the Corporation's split rating will result in a higher cost of borrowing as compared to borrowers with only investment grade credit ratings. The recent improvement in the rating outlook by S&P is a positive development in the Corporation's rating profile.

Ohio Casualty Corporation Quarterly High/Low Market Price Per Share

	First	Second	Third	Fourth
2003				
High	**13.12**	**14.57**	**14.99**	**17.64**
Low	**11.57**	**11.67**	**13.24**	**14.40**
2002				
High	19.20	22.07	20.43	18.18
Low	15.80	18.66	16.01	11.22
2001				
High	11.63	13.38	14.30	16.05
Low	8.38	8.47	10.93	12.43

Statutory Surplus

Statutory surplus, a traditional insurance industry measure of financial strength and underwriting capacity, was $867.6 million at December 31, 2003, compared with $725.7 million at December 31, 2002 and $767.5 million at December 31, 2001. Statutory surplus increased 19.6% from 2002 resulting principally from statutory net income and an increase in the market value of equity investments. These positive factors were partially offset by $21.2 million and $4.8 million after-tax charge in 2003 and 2002, respectively for an increase in the additional minimum liability for the pension plan. The decline in statutory surplus during 2002 was due primarily to a decrease in the market value of the equity investment portfolio. Statutory surplus benefited in 2001 from the sale of a minority interest in the stock of a subsidiary, which caused a tax benefit of $16.1 million.

The ratio of net premiums written to statutory surplus is one of the measures used by insurance regulators to gauge the financial strength of an insurance company and indicates the ability of the Group to grow by writing additional business. At December 31, 2003, the Group's net premiums written to surplus ratio was 1.7 to 1, compared to 2.0 to 1 in 2002 and 1.9 to 1 in 2001. The 2003 result is the strongest ratio for premiums to surplus since 1998.

The National Association of Insurance Commissioners (NAIC) has developed a "Risk-Based Capital" formula for property and casualty insurers and life insurers. The formula is intended to measure the adequacy of an insurer's capital given the asset and liability structure and product mix of the company. As of December 31, 2003, all insurance companies in the Group exceeded the necessary capital requirements.

Reinsurance

Reinsurance is a contract by which one insurer, called a reinsurer, agrees to cover, under certain defined circumstances, a portion of the losses incurred by a primary insurer in the event a claim is made under a policy issued by the primary insurer. The Group purchases reinsurance to protect against large or catastrophic losses. There are several programs that provide reinsurance coverage and the programs in effect for 2003 are summarized below.

The Group's property per risk program covers property losses in excess of $1.0 million for a single insured, for a single event. This property per risk program covers up to $14.0 million in losses in excess of the $1.0 million retention level for a single event. The Group's casualty per occurrence program covers liability losses. Workers' compensation, umbrella and other casualty reinsurance cover losses up to $59.0 million, $24.0 million and $23.0 million, respectively, in excess of the $1.0 million retention level for a single insured event. The retention on the property per risk excess of loss treaty increased from $1.0 million in 2003 to $1.5 million in 2004. The casualty reinsurance treaty includes a layer of coverage of $5.0 million in excess of $1.0 million that consists of a fund managed by the Group, and the Group has title to the assets. Ceded premiums are paid by the Group into the fund and reinsured losses are paid to the Group under the terms of the reinsurance agreement with various reinsurers. The reinsurers bear the risk of losses in excess of the fund. The Group's ability to manage the investments of the fund reduces credit risk related to reinsurers. The balance of the fund as of December 31, 2003 was approximately $150.5 million.

The property catastrophe reinsurance program protects the Group against an accumulation of losses arising from one defined catastrophic occurrence or series of events. This program provides $100.0 million of coverage in excess of the Group's $25.0 million retention level. The catastrophe excess of loss treaty changed from $100.0 million in excess of $25.0 million in 2003 to $80.0 million in excess of $25.0 million in 2004. The treaty was written on a multiple year basis for years 2001 - 2003 with only a portion of the reinsurance layers expiring in a single year. This provides continuity, maintains rates and preserves each reinsurer's share of the overall program. Over the last 20 years, two events triggered coverage under the catastrophe reinsurance program. Losses and LAE from the fires in Oakland, California in 1991 totaled $35.6 million and losses and LAE from Hurricane Andrew in 1992 totaled $29.8 million. Both of these losses exceeded the prior retention amount of $13.0 million, resulting in significant recoveries from reinsurers. Reinsurance limits are purchased to cover exposure to catastrophic events having the probability of occurring every 100-250 years.

GAI agreed to maintain reinsurance on the commercial lines business that the Group acquired from GAI and its affiliates in 1998 for loss dates prior to December 1, 1998. GAI is obligated to reimburse the Group if GAI's reinsurers are unable to pay claims with respect to the acquired commercial lines business.

Reinsurance contracts do not relieve the Group of their obligations to policyholders. The collectibility of reinsurance depends on the solvency of the reinsurers at the time any claims are presented. The Group monitors each reinsurer's financial health and claims settlement performance because reinsurance protection is an important component of the Corporation's financial plan. Each year, the Group reviews financial statements and calculates various ratios used to identify reinsurers who no longer meet appropriate standards of financial strength. Reinsurers who fail these tests are removed from the program at renewal. Additionally, a large base of reinsurers is utilized to mitigate concentration of risk. The Group also records an estimated allowance for uncollectible reinsurance amounts as deemed necessary. During the last three fiscal years, no reinsurer accounted for more than 15% of total ceded premiums, excluding the Security Trust Fund. As a result of these controls, amounts of uncollectible reinsurance have not been significant. For more discussion on the reinsurance recoverable asset, see Footnote 7 on page 38 of this Annual Report.

Loss and Loss Adjustment Expenses

The Group's largest liabilities are reserves for losses and LAE. The accounting policies related to the loss and LAE reserves are considered critical. Loss and LAE reserves are established for all incurred claims and are carried on an undiscounted basis before any credits for reinsurance recoverable. Actual losses and LAE are adjusted upward or downward as new information is received. These reserves amounted to $2.6 billion at December 31, 2003, $2.4 billion at December 31, 2002 and $2.1 billion at December 31, 2001. As of December 31, 2003, the reserves by operating segment were as follows: $1.6 billion Commercial Lines, $.5 billion Specialty Lines and $.5 billion Personal Lines.

The Group's actuaries conduct a reserve study using generally accepted actuarial methods each quarter from which point estimates of ultimate losses and LAE by product line or coverage within product line are selected. In selecting the point estimates, thousands of data points are reviewed and the judgment of the actuaries is applied broadly. Each quarter management records its best estimate of the liability for loss and LAE reserves by considering the actuaries' point estimates. Management's best estimate recognizes that there is uncertainty underlying the actuarial point estimates. Reasonable range estimates around the point estimates are used by management to validate its best estimate of the liability.

There are several key assumptions supporting the point estimate including those summarized below. The fundamental assumption is that actuarial reserving methods, using historical loss experience organized by line of business, or coverage within line, and accident year at successive evaluation points, applied by experienced reserving actuaries, produces reasonable estimates of future loss development on prior insured events. Supporting assumptions internal to company operations are as follows: recording of premium and loss statistics in the appropriate detail has been accurate and consistent; claims handling, including the recording of claims, payment and closure rates, and case reserving has been consistent; the quality of business written and the mix of business (e.g. states, limits, coverages, and deductibles) have been consistent; rate changes and changes in policy provisions have been measured accurately; reinsurance coverage has been consistent and reinsured losses are collectible. To the extent any of the above factors have changed over time, attempts must be made to quantify and adjust for the changes. Supporting assumptions related to the external environment are as follows: tort law and the legal environment have been consistent; coverage interpretation by the courts has been consistent; regulations regarding coverage provisions have been consistent; and loss inflation has been relatively steady. To the extent any of the above factors have changed over time, attempts must be made to quantify and adjust for the changes. The more the inconsistency, the greater the uncertainty of the loss reserve estimates.

The Group has three categories of loss and LAE reserves that it considers highly uncertain, and therefore, could have a material impact on future financial results and financial position: asbestos and environmental liability exposures, construction defect exposures, and excess capacity liability exposures. These categories are described below with relevant historical data.

In recent years, asbestos and environmental liability claims have expanded greatly in the insurance industry. Historically, the Group has written small commercial accounts and has not sold policies with significant manufacturing liability coverages. Within the manufacturing category, the Group has concentrated on the light manufacturers, which further limits exposure to environmental claims. Consequently, the Group believes it does not have exposure to the primary defendants involved in major asbestos litigation. The Group's exposure to asbestos is related to installers and distributors as opposed to the large manufacturers. In 2001, the Group increased asbestos reserves because of the expansion of litigation to these types of business. The Group's exposure to environmental liability is due to policies written prior to the introduction of the absolute pollution endorsement in the mid-80's, and to the underground storage tank leaks mostly from New Jersey homeowners policies in recent years. The Group has limited exposures to the national priority list, a list of known or threatened releases of hazardous substances, pollutants, or contaminants throughout the United States. In 2003, the Group increased losses and LAE by $16.0 million for environmental claims from prior accident years. In 2002, the Group re-classified approximately $5.0 million of homeowners reserves related to underground storage tanks as environmental reserves. For 2003, 2002 and 2001, respectively, the asbestos and environmental reserves, excluding the impact of reinsurance, were $78.0 million, $64.3 million and $53.5 million. Asbestos reserves were $37.6 million, $35.9 million and $31.8 million and environmental reserves were $40.4 million, $28.4 million and $21.7 million for those respective years.

The Group defines construction defect exposure as liability for allegations of defective work and completed operations losses from general liability, commercial multiple peril liability and umbrella liability policies involving multiple-units (condos/townhouses/apartments/tracts of single family homes), multiple defendants (e.g. developers, sub-contractors), usually with multiple defect issues, and often involving multiple insurance carriers. The Group excludes from the definition claims related to individual single family homes, apartments/townhomes or other residential properties if the defect issues are limited in scope and volume.

The number of construction defect claims reported in 2003, 2002 and 2001, respectively, were 271, 224 and 157. The paid losses, net of reinsurance, in 2003 were $16.5 million, compared to $11.4 million in 2002 and $6.7 million in 2001. The paid claims legal related LAE, net of reinsurance, for construction defect claims were $4.3 million in 2003, compared with $4.1 million in 2002 and $1.9 million in 2001. These totals exclude construction defect losses from the state of California. Although the Group has construction defect losses from California exposure, it excludes California from this data because the Group stopped writing in the state in 1993 and the remaining claims are minimal and of a different nature than its exposure in the rest of the country. This data also includes claims assumed from the GAI acquisition beginning in November 2001, slightly distorting the 2001 numbers.

The Group writes excess capacity liability business with large policy limits that are heavily reinsured. There have been very few losses to date on this business, but the large policy limits increase the uncertainty of future losses before the application of reinsurance. There is a relatively small amount of loss data available for this business. The Group's coverage for approximately 80% of this business written during 2003 begins when losses or LAE on an individual claim reach $10.0 million or more. The Group's limit of coverage on an individual claim for approximately two-thirds of this business written during 2003 is $25.0 million. For losses occurring in 2003, reinsurance purchased by the Group limits its retention of losses to $1.0 million and 3.5% of $4.0 million excess of $1.0 million. During 2003, the Group wrote approximately 1,900 of these excess capacity liability policies, representing an annual growth of approximately 15% since 2001.

Results for the year 2003 were negatively impacted by losses and LAE reserves for prior accident years totaling $34.1 million before tax on an All Lines basis. Losses and LAE reserves for prior accident years were recognized during the year 2003 due to new information that caused a revision to prior estimates for loss and LAE reserves as described above. The following table provides the before-tax expense of prior accident year loss and LAE reserve development by reportable segment:

	2003	2002	2001
Commercial Lines	**$ 41.0**	$73.9	$44.6
Specialty Lines	**(21.3)**	(2.2)	4.1
Personal Lines	**14.4**	12.7	9.8
Total Accident Year Development	**$ 34.1**	$84.4	$58.5

For the Commercial Lines operating segment, the losses and LAE for prior accident years recorded during 2003 were concentrated in the commercial multi-peril, workers' compensation and general liability product lines. In 2002, the development was concentrated in the general liability, commercial automobile and worker's compensation product lines. In 2001, the development was concentrated in the workers' compensation and general liability product lines.

For the Specialty Lines operating segment, the losses and LAE for prior accident years recorded during 2003 was concentrated in the commercial umbrella product line. Roughly half of this amount, or $11.1 million, was a reduction in estimated future costs for commercial umbrella claims adjuster related expenses. In 2002 and 2001, the development was concentrated in the commercial umbrella product line.

For the Personal Lines operating segment, the losses and LAE for prior accident years recorded during 2003 and 2002 were concentrated in the personal automobile product line. In 2001, the development occurred in the homeowners product line.

The reserve study in third quarter 2002 revealed that average severity (loss per claim) and the amount of legal expense for certain types of construction defect claims were much greater than previously seen or anticipated. The study also indicated that more of these severe claims had been reported and were expected to be reported in the future than previously anticipated, despite a decrease in frequency of other types of general liability claims. It was concluded that these construction defect claims impacted the general liability, commercial multiple peril and commercial umbrella product lines. As a result of this third quarter 2002 review, the estimate of ultimate loss and LAE for this exposure was increased. For these three product lines combined, the impact of construction defect in 2002 was $62.2 million before tax. The loss estimates for these claims are based on currently available information. However, given the expansion of coverage and liability by the courts and legislatures, there is substantial uncertainty as to the ultimate liability.

In 2002 the Group also experienced greater than expected loss activity from older accident years for the commercial automobile product line. This was due to greater than expected severity on bodily injury claims. As a result, the estimate of ultimate loss and LAE was increased by $17.0 million.

The following table provides prior year development for loss and LAE by accident year:

	2003	2002	2001
Accident Year 2002	**$(39.0)**		
Accident Year 2001	**8.0**	$(15.8)	
Accident Year 2000	**29.8**	10.2	$31.1
Accident Year 1999	**17.6**	16.1	10.9
Accident Year 1998 & prior	**17.7**	73.9	16.5
Total Accident Year Development	**$ 34.1**	$ 84.4	$58.5

The amount of loss and LAE reserves by accident year at the beginning of 2003 was $621.2 million for accident year 2002, $394.2 million for accident year 2001 and $1,063.3 million for accident year 2000 and prior.

Because of the inherent uncertainties in estimating ultimate costs of claims, actual loss and LAE may deviate substantially from the amounts recorded. Furthermore, the timing, frequency and extent of adjustments to the estimated liabilities cannot be predicted since conditions and events which established historical loss and LAE reserve development and which serve as the basis for estimating ultimate claim cost may not occur in exactly the same manner, if at all.

Investment Portfolio

At year-end 2003, total consolidated investments had a carrying value of $3.7 billion. The excess of market value over cost was $422.1 million, compared with $392.2 million at year-end 2002 and $420.9 million at year-end 2001. The increase in 2003 was attributable to the increase in the market value of certain equity securities. The decrease in 2002 was largely due to the recognition of realized gains in connection with the sale of appreciated equity securities and declines in the market value of certain equity securities. The reduction in unrealized gains related to equity securities in 2002 was somewhat offset by an increase in unrealized gains in the fixed maturity portfolio of $130.0 million.

At December 31, 2003, the available-for-sale fixed maturity portfolio had a market value of $3.0 billion, which consisted of 96.7% investment grade securities. The held-to-maturity fixed maturity portfolio is accounted for at amortized cost, which was $356.1 million at December 31, 2003 and consists entirely of investment grade securities.

The consolidated fixed maturity portfolio has an intermediate duration and a laddered maturity structure. The duration of the fixed maturity portfolio is approximately 4.6 years as of December 31, 2003. The Corporation and the Group remain fully invested and do not time markets. The Corporation and the Group also have no off-balance sheet investments or arrangements as defined by section 401(a) of the Sarbanes-Oxley Act of 2002.

Tax exempt fixed maturity securities increased, as a percentage of amortized cost, to 2.7% of the fixed maturity portfolio at year-end 2003 versus 1.5% and 1.1% at December 31, 2002 and 2001, respectively. The increase in 2003 and 2002 reflects a decision at the end of 2002 to add to municipal holdings in anticipation of improved underwriting results and to take advantage of unique municipal market opportunities. In 2004, as underwriting profitability improves the Corporation and the Group plan to invest more funds into tax exempt fixed maturity securities.

As of December 31, 2003, the Corporation and the Group held a total of $1,002.9 million in mortgage-backed securities, compared with $1,154.3 million and $1,107.9 million at December 31, 2002 and 2001, respectively. As of December 31, 2003, $188.4 million of these mortgage-backed securities are held at amortized cost in the held-to-maturity portfolio. In the first quarter of 2003, management decided to transfer a portion of its fixed maturity securities from available-for-sale to held-to-maturity classification. This transfer was made, as management believes the Corporation and the Group have both the ability to hold securities to maturity and the intent to do so. The majority of mortgage-backed security holdings are in sequential structures, planned amortization class and agency pass-through securities. Of this portfolio, $6.2 million, $7.8 million and $10.0 million were invested in more volatile bond classes (e.g. interest-only securities which do not return principal at maturity, super-floater securities which pay interest at a formula rate that is a function of LIBOR and inverse-floater securities which pay interest per a formula that adjusts inversely to changes in LIBOR rates) at December 31, 2003, 2002 and 2001, respectively.

Securities are classified as investment grade or non-investment grade based upon the higher of the ratings provided by S&P and Moody's. When a security is not rated by either S&P or Moody's, the classification is based on other rating services, including the Securities Valuation Office of the National Association of Insurance Commissioners. The market value of available-for-sale split-rated fixed maturity securities (i.e., those having an investment grade rating from one rating agency and a below investment grade rating from another rating agency) was $24.0 million at December 31, 2003 compared to $45.8 million and $27.8 million at December 31, 2002 and 2001, respectively.

Investments in below investment grade securities have greater risks than investments in investment grade securities. The risk of default by borrowers that issue below investment grade securities is significantly greater because these borrowers are often highly leveraged and more sensitive to adverse economic conditions, including a recession or a sharp increase in interest rates. Additionally, investments in below investment grade securities are generally unsecured and subordinate to other debt. Investment grade securities are also subject to significant risks, including additional leveraging, changes in control of the issuer or worse than previously expected operating results. In most instances, investors are unprotected with respect to these risks, the negative effects of which can be substantial.

At December 31, 2003, the fixed maturity portfolio included non-investment grade securities and non-rated securities that had a fair value of $98.7 million and comprised 3.3% of the available-for-sale fixed maturity investment portfolio and 2.9% of the total fixed maturity investment portfolio. This compares to a fair value of $105.3 million and $94.3 million at December 31, 2002 and 2001, respectively. These securities comprised 3.0% and 2.8% of the available-for-sale investment portfolio at December 31, 2002 and 2001, respectively. The held-to-maturity securities are all investment grade. Following is a table displaying available-for-sale non-investment grade and non-rated securities in an unrealized loss position at December 31:

	Amortized Cost	Fair Value	Unrealized Loss
2003	**$23.5**	**$22.6**	**$ (.9)**
2002	73.0	60.9	(12.1)
2001	61.5	55.0	(6.5)

The investment portfolio includes non-publicly traded securities such as private placements, non-exchange traded equities and limited partnerships which are carried at fair value. Fair values are based on valuations from pricing services, brokers and other methods as determined by management to provide the most accurate price. The carrying value of this portfolio at December 31, 2003 was $318.8 million compared to $319.4 million at December 31, 2002 and $326.1 million at December 31, 2001.

At December 31, 2003, the Group's equity portfolio was $329.0 million, or 8.8% of the total investment portfolio. Equity investments have decreased, as a percentage of market value of the consolidated portfolio, from 14.7% at year-end 2001 to 8.8% at year-end 2003. This decrease is primarily attributable to the Corporation's and the Group's 2002 and 2001 actions which reduced assets invested in equities. Equity securities are marked to fair value on the balance sheet. As a result, shareholders' equity and statutory surplus fluctuate with changes in the value of the equity portfolio. As of December 31, 2003, the equity portfolio consisted of stocks in 44 separate entities in 35 different industries. As of December 31, 2003, 32.3% of the Group's equity portfolio was invested in five companies and the largest single position was 8.1% of the equity portfolio.

The Corporation and the Group use assumptions and estimates when valuing certain investments and related income. These assumptions include estimations of cash flows and interest rates. Although the Corporation and the Group believe the values of its investments represent fair value, certain estimates could change and lead to changes in fair values due to the inherent uncertainties and judgements involved with accounting measurements.

Market Risk Disclosures for Financial Instruments

Market risk is the risk of loss resulting from adverse changes in interest rates. In addition to market risk, the Corporation and the Group are exposed to other risks such as equity price risk, credit, reinvestment and liquidity risk. Credit risk refers to the financial risk that an obligation will not be paid and a loss will result. Reinvestment risk is the risk that interest rates will fall causing the reinvestment of interim cash flows to earn less than the original investment. Liquidity risk describes the ease with which an investment can be sold without substantially affecting the asset's price. The sensitivity analysis below summarizes only the exposure to market risk and equity price risk.

The Corporation and the Group strive to produce competitive returns by investing in a diversified portfolio of securities issued by high-quality companies.

Market Risk - The Corporation and the Group have exposure to losses resulting from potential volatility in interest rates. The Corporation and the Group attempt to mitigate the exposure to interest rate risk through active portfolio management, periodic reviews of asset and liability positions and through maintaining a laddered maturity bond portfolio with an intermediate duration. Estimates of cash flows and the impact of interest rate fluctuations relating to the fixed maturity investment portfolio are modeled quarterly and reviewed regularly.

Equity Price Risk - Equity price risk can be separated into two elements. The first, systematic risk, is the portion of a portfolio or individual security's price movement attributed to stock market movement as a whole. The second element, nonsystematic risk, is the portion of price movement unique to the individual portfolio or security. This risk can be further divided between characteristics of the industry and of the individual issuer. The Corporation and the Group attempt to manage nonsystematic risk by maintaining a portfolio that is diversified across industries.

The following tables illustrate the hypothetical effect of an increase in interest rates of 100 basis points (1%) and a 10% decrease in equity values at December 31, 2003, 2002 and 2001, respectively. The changes selected above reflect management's view of shifts in rates and values that are quite possible over a one-year period. These rates should not be considered a prediction of future events. Interest rates may, in fact, be much more volatile in the future. This analysis is not intended to provide a precise forecast of the effect of changes in interest rates and equity prices on income, cash flow or shareholders' equity. In addition, the analysis does not take into account any actions that may be taken to reduce the exposure in response to market fluctuations.

December 31, 2003	Estimated Fair Value	Adjusted Market Value as indicated above
Interest Rate Risk:		
Fixed maturities	**$3,379**	**$3,223**
Short-term investments	**40**	**40**
Equity Price Risk:		
Equity securities	**329**	**296**
Totals	**$3,748**	**$3,559**

December 31, 2002	Estimated Fair Value	Adjusted Market Value as indicated above
Interest Rate Risk:		
Fixed maturities	$3,140	$2,998
Short-term investments	49	49
Equity Price Risk:		
Equity securities	313	281
Totals	$3,502	$3,328

December 31, 2001	Estimated Fair Value	Adjusted Market Value as indicated above
Interest Rate Risk:		
Fixed maturities	$2,772	$2,633
Short-term investments	55	55
Equity Price Risk:		
Equity securities	489	440
Totals	$3,316	$3,128

Certain assumptions are inherent in the above analysis. An instantaneous and parallel shift in interest rates and a simultaneous decline of 10% in equity prices at December 31, 2003, 2002 and 2001 are assumed. Also, it is assumed that the change in interest rates is reflected uniformly across all financial instruments. The adjusted market values are estimated using discounted cash flow analysis and duration modeling.

FORWARD-LOOKING STATEMENTS

Ohio Casualty Corporation publishes forward-looking statements relating to such matters as anticipated financial performance, business prospects and plans, regulatory developments and similar matters. The statements contained in this MD&A that are not historical information, are forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a safe harbor under the Securities Act of 1933 and the Securities Exchange Act of 1934 for forward-looking statements. The operations, performance and development of the Corporation's business are subject to risks and uncertainties, which may cause actual results to differ materially from those contained in or supported by the forward-looking statements in this release. The risks and uncertainties that may affect the operations, performance, development and results of the Corporation's business include the following: changes in property and casualty reserves; catastrophe losses; premium and investment growth; product pricing environment; availability of credit; changes in government regulation; performance of financial markets; fluctuations in interest rates; availability and pricing of reinsurance; litigation and administrative proceedings; rating agency actions; acts of war and terrorist activities; ability to appoint and/or retain agents; ability to achieve targeted expense savings; ability to achieve premium targets and profitability goals; and general economic and market conditions.

CONSOLIDATED BALANCE SHEETS

December 31 (in millions, except share data)	**2003**	2002	2001
Assets			
Investments, at fair value:			
Fixed maturities:			
Available for sale, at fair value			
(amortized cost: $2,851.2; $2,967.5; $2,730.0)	**$ 3,022.2**	$ 3,139.8	$ 2,772.1
Held-to-maturity, at amortized cost			
(fair value: $354.2)	**356.1**	-	-
Equity securities, at fair value			
(cost: $77.9; $92.6; $110.2)	**329.0**	312.5	489.0
Short-term investments, at fair value	**40.4**	49.8	54.8
Total investments	**3,747.7**	3,502.1	3,315.9
Cash	**16.5**	12.4	37.5
Premiums and other receivables, net of allowance for bad debts of $4.2, $4.3, and $8.4, respectively	**347.9**	324.7	342.0
Deferred policy acquisition costs	**169.3**	181.3	166.8
Property and equipment, net of accumulated depreciation of $152.9, $145.9, and $133.2, respectively	**89.2**	97.8	99.8
Reinsurance recoverable	**592.7**	419.9	237.7
Agent relationships, net of accumulated amortization of $39.1, $34.1, and $36.3, respectively	**142.6**	161.3	241.0
Interest and dividends due or accrued	**47.5**	46.0	43.3
Deferred income taxes	**-**	2.4	-
Other assets	**15.5**	31.1	40.6
Total assets	**$ 5,168.9**	$ 4,779.0	$ 4,524.6
Liabilities			
Insurance reserves:			
Losses	**$ 2,163.7**	$ 1,978.8	$ 1,746.8
Loss adjustment expenses	**464.1**	454.9	403.9
Unearned premiums	**703.0**	668.7	666.8
Debt	**198.0**	198.3	210.2
Reinsurance treaty funds held	**150.5**	129.4	107.1
Deferred income taxes	**12.8**	-	3.1
Other liabilities	**331.0**	290.2	306.7
Total liabilities	**4,023.1**	3,720.3	3,444.6
Shareholders' Equity			
Common stock, $.125 par value			
Authorized shares: 150,000,000			
Issued shares: 72,418,344; 72,418,344; 94,418,344	**9.0**	9.0	11.8
Additional paid-in capital	**-**	-	4.2
Common stock purchase warrants	**-**	21.1	21.1
Accumulated other comprehensive income	**254.7**	246.2	274.4
Retained earnings	**1,033.4**	936.7	1,221.5
Treasury stock, at cost:			
(Shares: 11,461,301; 11,692,976; 34,312,259)	**(151.3)**	(154.3)	(453.0)
Total shareholders' equity	**1,145.8**	1,058.7	1,080.0
Total liabilities and shareholders' equity	**$ 5,168.9**	$ 4,779.0	$ 4,524.6

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME

Year ended December 31 (in millions, except share data)	**2003**	2002	2001
Premiums and finance charges earned	**$ 1,424.4**	$ 1,450.5	$ 1,506.7
Investment income less expenses	**208.7**	207.1	212.4
Investment gains realized, net	**35.9**	45.2	182.9
Total revenues	**1,669.0**	1,702.8	1,902.0
Losses and benefits for policyholders	**852.5**	902.7	1,001.6
Loss adjustment expenses	**174.9**	227.1	202.4
General operating expenses	**116.7**	108.7	111.8
Amortization of agent relationships	**7.4**	10.2	11.3
Write-down of agent relationships	**11.3**	69.5	11.0
Early retirement charge	**-**	-	6.0
New Jersey renewal obligation transfer fee	**-**	-	40.6
Amortization of deferred policy acquisition costs	**384.0**	376.2	375.7
Depreciation and amortization expense	**14.6**	15.1	15.2
Total expenses	**1,561.4**	1,709.5	1,775.6
Income (loss) before income taxes	**107.6**	(6.7)	126.4
Income tax (benefit) expense:			
Current	**21.2**	(13.9)	17.3
Deferred	**10.6**	8.1	10.5
Total income tax (benefit) expense	**31.8**	(5.8)	27.8
Net income (loss)	**$ 75.8**	$ (0.9)	$ 98.6
Average shares outstanding - basic	**60,848,718**	60,494,104	60,076,207
Earnings per share - basic:			
Net income (loss), per share	**$ 1.25**	$ (0.01)	$ 1.64
Average shares outstanding - diluted	**61,326,692**	61,284,255	60,208,573
Earnings per share - diluted			
Net income (loss), per share	**$ 1.24**	$ (0.01)	$ 1.64

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in millions, except per share data)	Common stock	Additional paid-in capital	Common stock purchase warrants	Accumulated other comprehensive income	Retained earnings	Treasury stock	Total shareholders' equity
Balance, December 31, 2000	$ 11.8	$ 4.2	$ 21.1	$ 409.9	$ 1,122.9	$ (453.3)	$ 1,116.6
Net income					98.6		98.6
Change in unrealized gain, net of deferred income tax benefit of $73.0				(135.5)			(135.5)
Comprehensive loss							(36.9)
Net forfeiture of treasury stock (33,566 shares)						0.3	0.3
Balance, December 31, 2001	$ 11.8	$ 4.2	$ 21.1	$ 274.4	$ 1,221.5	$ (453.0)	$ 1,080.0
Net loss					(0.9)		(0.9)
Change in unrealized gain, net of deferred income tax benefit of $10.0				(18.6)			(18.6)
Minimum pension liability, net of tax $5.2				(9.6)			(9.6)
Comprehensive loss							(29.1)
Net issuance of treasury stock (619,283 shares)		(0.1)			(0.3)	8.2	7.8
Retirement of treasury stock (22,000,000 shares)	(2.8)	(4.1)			(283.6)	290.5	-
Balance, December 31, 2002	$ 9.0	$ -	$ 21.1	$ 246.2	$ 936.7	$ (154.3)	$ 1,058.7
Net income					75.8		75.8
Change in unrealized gain, net of deferred income tax expense of $14.8				27.4			27.4
Minimum pension liability, net of tax $10.2				(18.9)			(18.9)
Comprehensive income							84.3
Expiration of warrants			(21.1)		21.1		-
Net issuance of treasury stock (231,675 shares)					(0.2)	3.0	2.8
Balance, December 31, 2003	$ 9.0	$ -	$ -	$ 254.7	$ 1,033.4	$ (151.3)	$ 1,145.8

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31 (in millions)	**2003**	2002	2001
Cash flows from Operating Activities:			
Operating Activities			
Net income (loss)	**$ 75.8**	$ (0.9)	$ 98.6
Adjustments to reconcile net income (loss) to cash from operating activities:			
Changes in:			
Insurance reserves	**228.4**	284.9	117.4
Reinsurance treaty funds held	**21.1**	22.3	17.8
Income taxes	**11.5**	2.9	31.9
Premiums and other receivables	**(23.2)**	17.2	15.1
Deferred policy acquisition costs	**12.0**	(14.5)	8.3
Reinsurance recoverable	**(172.8)**	(182.2)	(89.1)
Other assets	**0.5**	2.5	3.0
Other liabilities	**12.5**	(34.7)	17.7
Amortization and write-down of agent relationships	**18.7**	79.7	22.4
Depreciation and amortization	**20.1**	16.2	10.0
Investment gains	**(35.9)**	(45.2)	(182.9)
Net cash provided by operating activities	**168.7**	148.2	70.2
Cash Flows from Investing Activities:			
Purchase of securities:			
Fixed maturity, available-for-sale	**(1,207.9)**	(1,249.2)	(1,571.5)
Fixed maturity, held-to-maturity	**(7.7)**	-	-
Equity	**(6.1)**	(19.5)	(55.5)
Proceeds from sales of securities:			
Fixed maturity, available-for-sale	**883.5**	948.3	1,215.6
Equity	**39.8**	100.9	298.6
Proceeds from maturities and calls of securities:			
Fixed maturity, available-for-sale	**95.5**	62.4	77.5
Fixed maturity, held-to-maturity	**17.4**	-	-
Equity	**13.7**	-	-
Property and equipment:			
Purchases	**(9.9)**	(17.0)	(22.9)
Sales	**6.1**	0.4	0.8
Net cash used in investing activities	**(175.6)**	(173.7)	(57.4)
Cash Flows from Financing Activities:			
Debt:			
Proceeds from the issuance of convertible notes	**-**	201.3	-
Payments	**(0.6)**	(205.6)	(10.6)
Payment for deferred financing costs	**-**	(0.4)	-
Payment of issuance costs	**-**	(7.4)	-
Proceeds from exercise of stock options	**2.2**	7.5	0.1
Net cash provided by (used) in financing activities	**1.6**	(4.6)	(10.5)
Net increase (decrease) in cash and cash equivalents	**(5.3)**	(30.1)	2.3
Cash and cash equivalents, beginning of year	**62.2**	92.3	90.0
Cash and cash equivalents, end of year	**$ 56.9**	$ 62.2	$ 92.3
Additional disclosures:			
Interest and related fees paid	**$ 10.3**	$ 14.9	$ 14.3
Income taxes paid (refunded)	**4.4**	(7.0)	(1.5)

See notes to consolidated financial statements

Notes to Consolidated Financial Statements

(All dollars in millions, except share data, unless otherwise stated)

NOTE 1 -- Summary of Significant Accounting Policies

A. Nature of Business

Ohio Casualty Corporation (the Corporation) is the holding company of The Ohio Casualty Insurance Company, which is one of six property-casualty companies that make up Ohio Casualty Group (the Group), whose primary products consist of insurance for personal auto, commercial property, homeowners, commercial auto, workers' compensation and other miscellaneous lines. The Group operates through the independent agency system in over 40 states, with 28.8% of its 2003 net premiums written generated in the states of New Jersey (11.1%), Ohio (9.2%) and Pennsylvania (8.5%).

B. Principles of Consolidation

The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States and include the accounts of Ohio Casualty Corporation and its subsidiaries (The Ohio Casualty Insurance Company, West American Insurance Company, Ohio Security Insurance Company, American Fire and Casualty Company, Avomark Insurance Company and Ohio Casualty of New Jersey, Inc.). Certain reclassifications have been made to prior years to conform to the current year's presentation. All significant inter-company transactions have been eliminated.

C. Investments

Investment securities are classified into one of the following categories:

(1) held-to-maturity securities
(2) available-for-sale securities

Fixed maturity securities classified as held-to-maturity are carried at amortized cost because management has the ability and positive intent to hold the securities until maturity. Available-for-sale securities are those securities that would be available to be sold in the future in response to liquidity needs, changes in market interest rates and asset-liability management strategies, among others. Available-for-sale securities are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a component of comprehensive income, net of deferred tax. Mortgage-backed securities are amortized over a period based on estimated future principal payments, including prepayments. Prepayment assumptions are reviewed periodically and adjusted to reflect actual prepayments and changes in expectations. Variations from prepayment assumptions will affect the life and yield of these securities. Transfers of fixed maturity securities into the held-to-maturity category from the available-for-sale category are made at fair value at the date of transfer. The unrealized holding gain or loss at the date of transfer is retained in other comprehensive income and in the carrying value of the held-to-maturity securities. Such amounts are amortized over the remaining life of the security. Equity securities are carried at quoted market values and include nonredeemable preferred stocks and common stocks. Fair values of fixed maturities are determined on the basis of dealer or market quotations or comparable securities on which quotations are available.

The Corporation regularly evaluates all investments based on current economic conditions, credit loss experience and other specific developments. The Corporation monitors the difference between the cost and estimated fair value of investments to determine whether a decline in value is temporary or other than temporary in nature. The assessment of whether a decline in fair value is considered temporary or other than temporary includes management's judgement as to the financial position and future prospects of the entity issuing the security. If a decline in the net realizable value of a security is determined to be other than temporary, it is treated as a realized loss and the cost basis of the security is reduced to its estimated fair value.

Short-term investments include securities with original maturities of 90 days or less and are stated at fair value, which approximates cost.

Realized gains or losses on disposition of investments are determined on the basis of the cost of specific investments sold.

D. Fair Value of Financial Instruments

The carrying amounts of the Corporation's financial instruments include cash and short-term investments which approximate fair value at December 31, 2003, 2002 and 2001. The fair value of the convertible debt is based on quoted market prices and was $210.3 at December 31, 2003, compared to the carrying value of $198.0. The fair value as of December 31, 2002 was $186.5, compared to a carrying value of $198.3.

E. Premiums

Property and casualty insurance premiums are earned principally on a monthly pro rata basis over the term of the policy; the premiums applicable to the unexpired terms of the policies are included in unearned premium reserve. Premiums receivable represents amounts due on insurance policies. The premiums receivable balance is presented net of allowances determined by management.

F. Deferred Policy Acquisition Costs

Acquisition costs incurred at policy issuance net of applicable reinsurance ceding commissions are deferred and amortized over the term of the policy. Acquisition costs deferred consist of commissions, brokerage fees, salaries and benefits and other underwriting expenses to include allocations for inspections, taxes, rent and other expenses which vary directly with the acquisition of insurance contracts. Quarterly, an analysis of the deferred policy acquisition costs is performed in relation to the expected recognition of revenues including investment income to determine if any deficiency exists. No deficiencies have been indicated in the periods presented.

G. **Property and Equipment**
Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed principally on the straight-line method over the estimated lives of the assets. Buildings are depreciated over an estimated useful life of 32 years, furniture and equipment over a three to seven year life.

H. **Internally Developed Software**
In accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," the Corporation capitalizes costs incurred during the application development stage for the development of internal-use software. These costs primarily relate to payroll and payroll-related costs for employees along with costs incurred for external consultants who are directly associated with the internal-use software project. Costs such as maintenance, training, data conversion, overhead and general and administrative are expensed as incurred. Management believes the expected future cash flows of the asset exceed the carrying value. The expected future cash flows are determined using various assumptions and estimates, changes in these assumptions could result in an impairment of the asset and a corresponding charge to net income. The costs associated with the software are amortized on a straight-line basis over an estimated useful life of 10 years commencing when the software is substantially complete and ready for its intended use. Capitalized software costs and accumulated amortization in the consolidated balance sheet were $52.0 and $7.2 at December 31, 2003, $50.3 and $3.7 at December 31, 2002 and $41.4 and $1.0 at December 31, 2001, respectively.

I. **Agent Relationships**
The agent relationships asset is an identifiable intangible asset acquired in connection with the 1998 Great American Insurance Company (GAI) commercial lines acquisition. The asset represents the excess of cost over the fair value of net assets acquired. Agent relationships are amortized on a straight-line basis over a twenty-five year period. Agent relationships are evaluated quarterly in accordance with FASB 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," as events or circumstances, such as cancellation of agents, indicate a possible inability to recover their carrying amount. Such evaluation is based on various analyses, including cash flow and profitability projections that incorporate, as applicable, the impact on existing company businesses. The analyses involves significant management judgments to evaluate the capacity of an acquired agent relationship to perform within projections. If future undiscounted cash flows are insufficient to recover the carrying amount of the asset, an impairment loss will be recognized (See Note 14).

J. **Loss Reserves**
The reserves for unpaid losses and loss adjustment expenses (LAE) are based on estimates of ultimate claim costs, including claims incurred but not reported (IBNR), salvage and subrogation and inflation without discounting. For reported losses, a case reserve is established within the parameters of coverage provided in the insurance policy. Reserves are reviewed quarterly using generally accepted actuarial techniques, and any resulting adjustments are reflected in earnings currently. The estimates are developed using the facts in each case, experience with similar cases and the effects of current developments and anticipated trends. Accordingly there can be no assurance that the ultimate liability will not vary from such estimates.

K. **Reinsurance**
In the normal course of business, the Group seeks to diversify risk and reduce the loss that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. The Group records its ceded reinsurance transactions on a gross basis and records an asset as reinsurance recoverable for estimates of paid and unpaid losses, including estimates for losses incurred but not reported. The Group evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize exposure to significant losses from reinsurer insolvencies. To the extent that any reinsuring companies are unable to meet obligations under the agreements covering the reinsurance ceded, the Group would remain liable. Amounts recoverable from reinsurers are calculated in a manner consistent with the reinsurance contract. The Group is also required to maintain a reinsurance treaty fund as stipulated by the first layer casualty treaty. The reinsurance treaty contains a provision for a security trust fund. The Corporation deposits premium into the fund and makes withdrawals to pay claims that qualify for that contract of reinsurance. Interest from the securities is shared with the reinsurers. The securities are recorded as assets and there is a corresponding liability. The ceded reinsurance transactions are recorded in the same manner as all other cessions.

L. **Income Taxes**
The Corporation files a consolidated federal income tax return. The Corporation records deferred tax assets and liabilities based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse. The principal assets and liabilities giving rise to such differences are net unrealized gains/losses on securities, loss reserves, unearned premiums reserves, deferred acquisition costs and non-deductible accruals. The Corporation reviews its deferred tax assets and liabilities for recoverability. At December 31, 2003, the Corporation is able to demonstrate that the benefit of its deferred tax assets is fully realizable.

M. Stock Options

The Corporation accounts for stock options issued to employees in accordance with Accounting Principles Board Opinion (APB) No. 25," Accounting for Stock Issued to Employees." Under APB 25, the Corporation recognizes expense based on the intrinsic value of options. Had the Corporation adopted FAS 123 "Accounting for Stock Based Compensation," the Corporation's net income and earnings per share would have been reduced to the pro forma amounts disclosed below:

	2003	2002	2001
Net income (loss)			
As reported:	**$75.8**	$ (.9)	$98.6
Add: Stock-based employee compensation reported in net income, net of related tax effect	**0.1**	0.1	-
Deduct: Total stock-based employee compensation, net of related tax effects	**5.8**	4.6	4.2
Pro Forma:	**70.1**	(5.4)	94.4
Basic EPS			
As reported:	**$1.25**	$(.01)	$1.64
Pro Forma:	**$1.15**	$(.09)	$1.57
Diluted EPS			
As reported:	**$1.24**	$(.01)	$1.64
Pro Forma:	**$1.14**	$(.09)	$1.57

N. Insurance Assessments

The Group accrues a liability for insurance related assessments in accordance with SOP 97-3 "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." As of December 31, 2003, 2002 and 2001 the liability for these assessments was $8.9, $7.4 and $6.6, respectively.

O. Earnings Per Share

Earnings per share of common stock is presented using basic and diluted earnings per share. Basic earnings per share is calculated using the weighted average number of common stock shares outstanding during the period. Diluted earnings per share include the effect of the assumed exercise of dilutive common stock options.

P. Cash and Cash Equivalents

Short-term investments are comprised of highly liquid investments that are readily convertible into known amounts of cash. Such investments have maturities of 90 days or less from the date of purchase. Short-term investments are deemed to be cash equivalents. As of December 31, 2003, 2002 and 2001, the Group had $4.0, $2.3 and $0.5, respectively, of cash held in escrow which is subject to withdrawal restrictions.

Q. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The insurance industry is subject to regulation that differs by state. A dramatic change in regulation in a given state may have a material adverse impact on the Corporation.

NOTE 2 -- Investments

Investment income is summarized as follows:

	2003	2002	2001
Investment income from:			
Fixed maturities	**$210.9**	$207.0	$208.0
Equity securities	**8.4**	8.6	10.7
Short-term securities	**.5**	.8	3.2
Total investment income	**219.8**	216.4	221.9
Investment expenses	**11.1**	9.3	9.5
Net investment income	**$208.7**	$207.1	$212.4

The gross realized gains and gross realized losses from sales of securities were as follows:

December 31	Gross Realized Gains	Gross Realized (Losses)	Net Realized Gains
2003	**$ 57.3**	**$(21.4)**	**$ 35.9**
2002	92.3	(47.1)	45.2
2001	202.7	(19.8)	182.9

Included in realized losses were the write-down of securities for other than temporary declines in market value of $10.5, $10.9 and $12.0, in 2003, 2002 and 2001, respectively. The large realized gains in 2002 and 2001 were due to the partial reallocation of the Corporation's equity portfolio to fixed income holdings. Significant appreciation in the equity holdings sold as part of the reallocation contributed to the realized gains in 2002 and 2001.

In the first quarter of 2003, the Corporation transferred $368.8 of its fixed maturity securities from the available-for-sale classification into the held-to-maturity classification, which resulted in a $12.3 unrealized gain. The unrealized holding gain of $12.3 as of December 31, 2003 is retained in other comprehensive income and in the carrying value of the held-to-maturity securities. This transfer was made as the Corporation has both the ability to hold investments to maturity and the positive intent to do so. As of December 31, 2003, the amortized cost of the held-to-maturity portfolio was $356.1. The reduction for the year was a result of scheduled payments and maturities on the securities held in this classification.

Changes in unrealized gains (losses) on investments in securities are summarized as follows:

	2003	2002	2001
Unrealized gains (losses):			
Securities available-for-sale	**$ 29.9**	$(28.6)	$(208.5)
Transfer of securities to held-to-maturity	**12.3**	-	-
Deferred tax benefit (loss)	**(14.8)**	10.0	73.0
Net unrealized gains (losses)	**$ 27.4**	$(18.6)	$(135.5)

The amortized cost and estimated fair values of investments in available-for-sale fixed maturity and equity securities are as follows:

2003	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities:				
U.S. Government	**$ 40.9**	**$ 2.4**	**$ (.1)**	**$ 43.2**
States, municipalities and political subdivisions	**76.8**	**2.5**	**(.2)**	**79.1**
Corporate securities	**1,941.1**	**152.7**	**(8.4)**	**2,085.4**
Mortgage-backed securities:				
U.S. Government Agency	**12.6**	**.6**	**-**	**13.2**
Other	**779.8**	**29.5**	**(8.0)**	**801.3**
Total fixed maturities	**2,851.2**	**187.7**	**(16.7)**	**3,022.2**
Equity securities	**77.9**	**251.1**	**-**	**329.0**
Short-term investments	**40.4**	**-**	**-**	**40.4**
Total securities	**$2,969.5**	**$438.8**	**$(16.7)**	**$3,391.6**

2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities:				
U.S. Government	$ 26.1	$ 3.0	$ -	$ 29.1
States, municipalities and political subdivisions	44.2	2.6	-	46.8
Corporate securities	1,779.0	156.0	(25.5)	1,909.6
Mortgage-backed securities:				
U.S. Government Agency	52.8	2.3	-	55.1
Other	1,065.4	41.0	(7.2)	1,099.2
Total fixed maturities	2,967.5	204.9	(32.7)	3,139.8
Equity securities	92.6	230.2	(10.2)	312.5
Short-term investments	49.8	-	-	49.8
Total securities	$3,109.9	$435.1	$(42.9)	$3,502.1

2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities:				
U.S. Government	$ 27.8	$ 1.6	$ -	$ 29.4
States, municipalities and political subdivisions	30.1	1.3	-	31.3
Corporate securities	1,577.9	48.0	(22.3)	1,603.5
Mortgage-backed securities:				
U.S. Government Agency	56.3	.2	(.5)	56.1
Other	1,037.9	26.6	(12.8)	1,051.8
Total fixed maturities	2,730.0	77.7	(35.6)	2,772.1
Equity securities	110.2	381.6	(2.8)	489.0
Short-term Investments	54.8	-	-	54.8
Total securities	$2,895.0	$459.3	$(38.4)	$3,315.9

The amortized cost and estimated fair values of investments in held-to-maturity fixed maturity securities are as follows:

2003	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities:				
Corporate securities	**$167.7**	**$ 2.1**	**$(2.0)**	**$167.8**
Mortgage-backed securities:				
Other	**188.4**	**.5**	**(2.5)**	**186.4**
Total fixed maturities	**$356.1**	**$ 2.6**	**$(4.5)**	**$354.2**

For securities in an unrealized loss position, the Group evaluates the difference between the cost/amortized cost and estimated fair value of the security to determine whether a decline in value is temporary or other than temporary in nature. Securities that had a relatively high degree of decline in value and/or securities that had been in unrealized loss positions for longer, continuous periods of time are more closely reviewed. This assessment includes many factors such as the issuing entity's financial position, financial flexibility, future prospects, management competence, and industry fundamentals. Based on this review, the Corporation makes a judgement as to whether the decline in value is temporary or other than temporary. The following table summarizes, for all securities in an unrealized loss position, the gross unrealized loss by the length of time the securities have continuously been in an unrealized loss position as of December 31, 2003:

Available-for-sale:

	Less than 12 months		12 months or longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Securities:						
U.S. Government	$ 14.8	$ (.1)	$ -	$ -	$ 14.8	$ (.1)
States, municipal-ities and political subdivisions	9.0	(.2)	-	-	9.0	(.2)
Corporate securities	248.4	(6.5)	37.0	(1.9)	285.4	(8.4)
Mortgage-backed securities:						
Other	242.2	(6.8)	19.2	(1.2)	261.4	(8.0)
Total fixed maturities	514.4	(13.6)	56.2	(3.1)	570.6	(16.7)
Equity securities	.7	-	1.6	-	2.3	-
Total temporarily impaired securities	$515.1	$(13.6)	$57.8	$(3.1)	$572.9	$(16.7)

Held-to-maturity:

	Less than 12 months		12 months or longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate securities	$106.0	$(1.8)	$ 5.0	$ (.2)	$111.0	$(2.0)
Mortgage-backed securities:						
Other	115.7	(1.9)	27.7	(.6)	143.4	(2.5)
Total temporarily impaired securities	$221.7	$(3.7)	$32.7	$ (.8)	$254.4	$(4.5)

Based on a review of each security, the Corporation believes that unrealized losses on these securities were temporary declines in value at December 31, 2003. In the tables above, there are approximately 190 securities represented. Of this total, 31 securities have unrealized loss positions greater than 5% of their market values at December 31, 2003 with none exceeding 20%. This group represents $10.0, or 47% of the total unrealized loss position of the Corporation. Of this group, 22 securities, representing approximately $7.1 in unrealized losses, have been in an unrealized loss position for less than twelve months. Of the remaining nine securities in an unrealized loss position for longer than twelve months totaling $2.9 million, the Corporation believes that it is probable that all contract terms of the security will be satisfied; the unrealized loss position is due to the changes in the interest rate environment; and that the Corporation and the Group have positive intent and the ability to hold the securities until they mature or recover in value.

Gross gains of $19.7, $15.7 and $39.8 and gross losses of $18.2, $40.9 and $35.2 were realized on the sales of fixed maturity securities in 2003, 2002 and 2001, respectively.

The Group is required to hold investments on deposit with regulatory authorities in various states. As of December 31, 2003, 2002 and 2001, these investments had a fair value of $59.6, $59.0 and $55.2, respectively.

The amortized cost and estimated fair value of fixed maturity securities at December 31, 2003, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Available-for-sale	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 13.5	$ 13.2
Due after one year through five years	421.1	460.0
Due after five years through ten years	1,064.6	1,147.6
Due after ten years	559.6	586.9
Mortgage-backed securities:		
U.S. Government Agency	12.6	13.2
Other	779.8	806.3
Total fixed maturities	$2,851.2	$3,022.2

Held-to-maturity	Amortized Cost	Estimated Fair Value
Due in one year or less	$ -	$ -
Due after one year through five years	16.6	16.6
Due after five years through ten years	100.7	99.8
Due after ten years	50.4	51.4
Mortgage-backed securities:		
Other	188.4	186.4
Total fixed maturities	$356.1	$354.2

NOTE 3 -- Deferred Policy Acquisition Costs

Changes in deferred policy acquisition costs are summarized as follows:

	2003	2002	2001
Deferred, January 1	$181.3	$166.8	$175.1
Additions:			
Commissions and brokerage	243.6	254.5	237.4
Salaries and employee benefits	56.2	57.7	57.6
Other	72.2	78.5	72.3
Deferral of expense	372.0	390.7	367.3
Amortization to expense	384.0	376.2	375.6
Deferred, December 31	$169.3	$181.3	$166.8

NOTE 4 -- Income Tax

The effective income tax rate is less than the statutory corporate tax rate of 35% for 2003, 2002 and 2001 for the following reasons:

	2003	2002	2001
Tax at statutory rate	$37.7	$(2.3)	$ 44.2
Tax exempt interest	(1.3)	(.9)	(.8)
Dividends received deduction (DRD)	(2.1)	(2.2)	(2.7)
Proration of DRD and tax exempt interest	.4	.2	.3
Loss on disposition of subsidiary stock	-	-	(16.1)
Other	(2.9)	(.6)	2.9
Actual tax expense (benefit)	$31.8	$(5.8)	$ 27.8

The loss on disposition of subsidiary stock in 2001 was a non-recurring tax benefit related to the sale of a minority interest in stock of the Ohio Casualty of New Jersey, Inc. subsidiary.

The components of the net deferred tax asset (liability) were as follows:

	2003	2002	2001
Unearned premium proration	$ 35.3	$ 34.1	$ 34.3
Accrued expenses	39.9	35.5	39.2
NOL and AMT carryforward	1.8	22.6	9.6
Postretirement benefits	37.7	35.9	33.9
Discounted loss and loss expense reserves	83.9	75.0	85.6
Total deferred tax assets	198.6	203.1	202.6
Deferred policy acquisition costs	(59.3)	(63.4)	(58.4)
Unrealized gains on investments	(152.1)	(137.3)	(147.3)
Total deferred tax liabilities	(211.4)	(200.7)	(205.7)
Net deferred tax asset (liability)	$ (12.8)	$ 2.4	$ (3.1)

The Corporation is required to establish a valuation allowance for any portion of the deferred tax asset that management believes will not be realized. Management has determined that no such valuation allowance is necessary.

NOTE 5 -- Employee Benefits

The Corporation has a non-contributory defined benefit retirement plan, a contributory health care plan, life and disability insurance plans and a savings plan covering substantially all employees. Benefit expenses are as follows:

	2003	2002	2001
Employee benefit costs:			
Pension plan	$ 4.2	$ .2	$ (3.8)
Health care	14.4	18.2	15.5
Life and disability insurance	1.9	1.7	.8
Savings plan	3.0	2.8	2.9
Total	$23.5	$22.9	$15.4

The pension cost (benefit) is determined as follows:

	2003	2002	2001
Service cost earned during the year	$ 7.2	$ 6.7	$ 6.3
Interest cost on projected benefit obligation	18.4	17.9	17.4
Expected return on plan assets	(21.6)	(22.9)	(24.0)
Amortization of unrecognized net asset	-	(1.7)	(2.9)
Amortization of accumulated gains	-	-	(.8)
Amortization of unrecognized prior service cost	.2	.2	.2
Net pension cost (benefit)	$ 4.2	$ .2	$ (3.8)

Changes in the benefit obligation during the year:

	2003	2002	2001
Benefit obligation at beginning of year	$270.9	$247.6	$224.6
Service cost	7.2	6.7	6.3
Interest cost	18.4	17.9	17.4
Actuarial loss	39.1	15.1	6.3
Benefits paid	(17.4)	(16.5)	(16.0)
Amendments	-	.1	-
Curtailments	-	-	9.0
Benefit obligation at end of year	$318.2	$270.9	$247.6

Changes in pension plan assets during the year:

	2003	2002	2001
Fair value of plan assets at beginning of year	$235.1	$257.1	$273.4
Actual return on plan assets	24.0	(5.7)	(1.3)
Benefits paid	(17.4)	(16.3)	(15.0)
Fair value of plan assets at end of year	$241.7	$235.1	$257.1

	2003	2002	2001
Projected benefit obligation	$318.2	$270.9	$247.6
Accumulated benefit obligation	284.8	245.0	244.6
Fair value of plan assets	241.7	235.1	257.1

The Corporation expects to contribute approximately $7.6 to its pension plan during 2004. Pension plan funding at December 31:

	2003	2002	2001
Funded status	$(76.5)	$(35.7)	$ 9.5
Unrecognized net gain (loss)	(77.3)	(40.5)	3.3
Unrecognized net assets	-	-	1.7
Unrecognized prior service cost	(1.3)	(1.5)	(1.7)
Accrued pension asset	$ 2.1	$ 6.3	$ 6.2
Expected long-term return on plan assets	8.75%	8.50%	8.50%
Discount rate on plan benefit obligations	6.15%	7.00%	7.50%
Expected future rate of salary increases	4.00%	4.00%	5.25%

The Corporation considers the current level of expected returns on risk free investments, primarily government bonds, the historical level of the risk premium associated with the other asset classes and the expectations for future returns of each asset class when developing the expected long-term rate of return on assets assumption. The expected return for each asset class is weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio. This resulted in the selection of the 8.75% assumption.

The Corporation's targeted ranges of asset allocation for the pension plan at December 31, 2003, 2002, and 2001 by asset category are as follows:

Equity securities	55-79%
Debt securities	22-30%
Real estate	4-10%
Other	0-5%

The Corporation's weighted-average pension asset allocation at September 30, 2003, 2002 and 2001 by asset category is as follows:

	2003	2002	2001
Equity securities	**61.4%**	50.8%	54.7%
Debt securities	**21.8%**	35.3%	30.2%
Real estate	**9.3%**	12.3%	11.4%
Other	**7.5%**	1.6%	3.7%
Total	**100.0%**	100.0%	100.0%

Investments are diversified among capitalization and style within the equity portfolio. Up to 18% of the equity portfolio may be invested in financial markets outside of the United States. In order to minimize equity risk, limitations are placed on the overall amount that can be invested in a single stock at both cost and market value. Equity investments are also diversified across the various economic sectors. Approximately 10% of the portfolio is allocated to real estate to further diversify risk.

For the Corporation's defined benefit plan, the fair value of plan assets was less than the accumulated benefit obligation as of September 30, 2003 and 2002, resulting in the recognition of a minimum pension liability of approximately $45.2 and $16.2 of which $1.3 and $1.5 is recognized as an intangible asset, respectively. The remaining $43.9 and $14.7 represents before tax other comprehensive loss reported in the December 31, 2003 and 2002 Statement of Shareholders' Equity.

Pension benefits are based on credited service years and final average compensation for the five consecutive calendar years of highest compensation during the last ten years of service immediately prior to termination or retirement or, if greater, the average annual compensation paid during the 60 consecutive month period immediately preceding termination or retirement. Such retirement benefits are calculated considering the individual's Social Security covered compensation. The pension plan measurement date is September 30, 2003, 2002 and 2001. Plan assets at December 31, 2003 include $13.5 of the Corporation's common stock at market value compared to $17.3 and $27.1 at December 31, 2002 and 2001, respectively. The Plan holds 771,964, 1,336,964 and 1,684,464 shares of the Corporation's common stock at December 31, 2003, 2002 and 2001, respectively.

The components of the Corporation's net periodic postretirement benefit cost at December 31:

	2003	2002	2001
Service cost	**$ 2.9**	$ 2.8	$1.9
Interest cost	**7.4**	7.6	6.7
Amortization of unrecognized prior service costs	**.2**	.2	.2
Net periodic postretirement benefit cost	**$10.5**	$10.6	$8.8

Changes in the postretirement benefit obligation during the year:

	2003	2002	2001
Benefit obligation at beginning of year	**$108.2**	$ 85.2	$87.0
Service cost	**2.9**	2.8	1.9
Interest cost	**7.4**	7.6	6.7
Benefits paid net of plan participants' contributions	**(5.2)**	(6.0)	(5.3)
Increase due to actuarial loss (gain), change in discount rate, or other assumptions	**13.1**	18.6	(5.1)
Benefit obligation at end of year	**$126.4**	$108.2	$85.2

Accrued postretirement benefit liability at December 31:

	2003	2002	2001
Accumulated postretirement benefit obligation	**$126.4**	$108.2	$85.2
Unrecognized net (loss) gain	**(17.6)**	(4.4)	9.1
Unrecognized prior service (cost) benefit	**(1.2)**	(1.4)	2.5
Accrued postretirement benefit liability	**$107.6**	$102.4	$96.8

Postretirement benefit weighted average rate assumptions at September 30, 2003 and December 31, 2002 and 2001:

	2003	2002	2001
Medical trend rate	**10%**	10%	8%
Dental trend rate	**5%**	5%	5%
Ultimate health care trend rate	**5%**	5%	5%
Discount rate	**6.15%**	7.00%	7.50%

The above medical trend rates for 2003, 2002 and 2001 were assumed to decrease to the ultimate rate of 5% in nine years. The postretirement benefit plan measurement date is September 30, 2003 and December 31, 2002 and 2001.

Increasing the assumed health care cost trend by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 2003 by approximately $18.9 and increase the postretirement benefit cost for 2003 by $1.7. Likewise, decreasing the assumed health care cost trend by one percentage point in each year would decrease the accumulated postretirement benefit obligation as of December 31, 2003 by approximately $16.4 and decrease the postretirement benefit cost for 2003 by $1.5.

The Corporation's health care plan is a predominately managed care plan. Retired employees continue to be eligible to participate in the health care and life insurance plans. Employee contributions to the health care plan have been established as a flat dollar amount with periodic adjustments as determined by the Corporation. The health care plan is unfunded. Benefit costs are accrued based on actuarial projections of future payments. There are approximately 2,800 active employees and 1,850 retired employees covered by these plans.

During the second quarter of 2001, the Corporation adopted a special early retirement program. The special early retirement program was available to approximately 330 employees. Of the employees eligible to retire under the program, 147 accepted. The special early retirement program resulted in a one-time before-tax charge of $6.0, or $4.0 after tax to 2001 results.

Employees may contribute a percentage of their compensation to a savings plan. A portion of employee contributions is matched by the Corporation and invested based upon the investment direction chosen by the employee. The Corporation contributed $3.0, $2.8 and $2.8 in 2003, 2002 and 2001, respectively for the employee match.

NOTE 6 - Stock Options and Warrants

The Corporation has several incentive programs that are utilized to facilitate the Corporation's long-term financial success which are described below. The Corporation is authorized under provisions of the 1999 Broad-based Employee Stock Option Plan to grant options to purchase 1,500,000 shares of the Corporation's common stock to full time employees and certain part time employees at a price not less than the fair market value of the shares on dates the options are granted. The 2002 Stock Incentive Plan was established by the Corporation and is available to Officers and Directors of the Corporation. Concurrent with the establishment of the 2002 Stock Incentive Plan, the remaining options available for grant under the 1993 Stock Incentive Program were rolled over to the 2002 plan. Shares authorized for grant under the 2002 plan total 3,000,000 plus the shares transferred from the 1993 Stock Incentive Program which total 327,458. Options are no longer available to grant under the 1993 plan.

The options granted under the 2002 program may be either incentive or non-qualified options as defined by the Internal Revenue Code; the difference in the option plans affects treatment of the options for income tax purposes by the individual employee and the Corporation. The options granted under the 1999 program are nonqualified options. The options under both plans are exercisable at any time after the vesting requirements are met. The options under the 1999 plan are non-transferable whereas the options under the 2002 plan are transferable pending certain conditions as defined in the plan documents. Option expiration dates are ten years from the grant date. Options vest under the 1999 plan at 50% per year for two consecutive years from the date of the grant. Vesting under the 2002 plan ranges from six months to three years. The options also have accelerated vesting periods for participant retirement, death, or disability, subject to a holding period of twelve months for the 1999 program. The holding period for the 2002 plan is three months for retirement and twelve months for death or disability.

As of December 31, 2003, there are 259,950 and 2,220,194 remaining options available to be granted for the 1999 and 2002 Stock Incentive Programs, respectively.

In addition, the 2002 Stock Incentive Program provides for the grant of Stock Appreciation Rights. Stock Appreciation Rights provide the recipient with the right to receive payment in cash or stock equal to appreciation in value of the optioned stock from the date of grant in lieu of exercise of the stock options held. At December 31, 2003, there were no outstanding stock appreciation rights.

In 2002 and 2001, the Corporation also granted stock options to purchase 400,000 and 600,000 shares, respectively, of the Corporation's common stock to key executive employees and directors in accordance with Market Place Rules available under NASDAQ Stock Market regulations. The options were granted as either incentive options or nonqualified options. Option expiration dates are ten years from the grant date. The stock options granted vest at either 50% per year for two consecutive years, or at 33% per year for three consecutive years.

The Corporation has an employee stock purchase plan that is available to eligible employees as defined in the plan. Under the plan, shares of the Corporation's common stock may be purchased at a discount up to 85% of the lesser of the closing price of the Corporation's common stock on the first trading day or the last trading day of the offering period. The offering period is six months in duration but is subject to change. Participants may purchase no more than twenty-five thousand dollars of Corporation stock in a calendar year. During 2003, 43,618 shares have been purchased under the plan and 1,956,382 shares have been reserved for future issuance.

The following table summarizes information about the stock-based compensation plan as of December 31, 2003, 2002 and 2001, and changes that occurred during the year:

	2003		2002		2001	
	Shares (000)	**Weighted-Avg Exercise Price**	Shares (000)	Weighted-Avg Exercise Price	Shares (000)	Weighted-Avg Exercise Price
Outstanding						
Beginning of year	**4,491**	**$13.40**	4,230	$12.87	3,212	$13.91
Granted	**936**	**12.44**	1,088	15.85	1,352	10.96
Exercised	**(175)**	**12.08**	(611)	12.42	(34)	12.27
Forfeited	**(144)**	**14.91**	(216)	17.83	(300)	15.56
Outstanding end of year	**5,108**	**$13.26**	4,491	$13.40	4,230	$12.87
Options exercisable at year end	**3,174**	**$13.28**	2,479	$13.41	1,690	$14.64
Avg Remaining contractual life	**7.43 yrs**		8.00 yrs		8.37 yrs	
Weighted-Avg fair value of options granted during the year	**$6.32**		$8.36		$5.73	

The following table summarizes the status of stock options outstanding and exercisable at December 31, 2003:

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices Per Share	Shares (000)	Weighted-Avg Remaining Contractual Life (Years)	Weighted-Avg Exercise Price	Shares (000)	Weighted-Avg Exercise Price
$8.60 - $8.60	12	7.31	$ 8.60	12	$ 8.60
$8.99 - $8.99	558	7.42	8.99	363	8.99
$9.19 - $11.20	635	7.21	10.18	557	10.08
$11.46 - $12.26	802	9.10	12.25	7	11.46
$12.38 - $12.38	1,035	6.16	12.38	1,035	12.38
$12.82 - $13.26	518	8.47	13.22	238	13.19
$13.45 - $14.71	531	8.34	14.44	294	14.38
$14.88 - $17.70	613	7.49	17.28	280	17.21
$18.42 - $23.47	392	5.13	20.68	376	20.75
$23.63 - $23.63	12	4.41	23.63	12	23.63
$8.60 - $23.63	5,108	7.43	$13.26	3,174	$13.28

Under the provisions of FAS 123, as amended by FAS 148, the Corporation is required to estimate on the date of grant the fair value of each option using an option-pricing model. Accordingly, the Black-Scholes option pricing model is used with the following weighted-average assumptions: dividend yield of 1.8%, expected volatility of 52.81% for 2003, 54.98% for 2002 and 53.01% for 2001, risk free interest rate of 3.81% for 2003, 4.74% for 2002 and 5.10% for 2001, and expected life of eight years. Had the Corporation adopted FAS 123, the amount of before-tax compensation expense that would have been recognized in 2003, 2002 and 2001 was $7.6, $6.2 and $5.8, respectively.

In connection with the 1998 acquisition of substantially all of the Commercial Lines Division of Great American Insurance Companies (GAI), an insurance subsidiary of the American Financial Group, Inc. (AFG), the Corporation issued warrants to AFG to purchase six million shares of Ohio Casualty Corporation common stock. The warrants provided for the purchase of the Corporation's common stock at $22.505 per share and expired in November 2003 unexercised.

NOTE 7 -- Reinsurance

A reconciliation of direct to net premiums, on both a written and earned basis and a reconciliation of incurred losses is as follows:

	Direct	Assumed	Ceded	Net
2003				
Premiums written	**$1,570.4**	**$ 20.0**	**$(148.8)**	**$1,441.6**
Premiums earned	**1,539.7**	**16.4**	**(131.7)**	**1,424.4**
Losses incurred	**1,039.1**	**38.0**	**(224.6)**	**852.5**
2002				
Premiums written	$1,536.1	$ 16.3	$(103.8)	$1,448.6
Premiums earned	1,535.9	14.5	(100.1)	1,450.4
Losses incurred	1,081.2	28.3	(206.8)	902.7
2001				
Premiums written	$1,551.0	$ 15.1	$(94.0)	$1,472.2
Premiums earned	1,510.9	85.0	(89.7)	1,506.2
Losses incurred	959.3	149.8	(107.5)	1,001.6

The following components of the reinsurance recoverable asset are:

	2003	2002	2001
Reserve for unearned premiums	**$ 60.6**	$ 43.4	$ 39.7
Reserve for losses	**473.3**	331.4	151.1
Reserve for loss adjustment expenses	**25.7**	23.5	17.6
Allowance for reinsurance recoverable	**(2.4)**	(.5)	-
Reinsurance recoveries on paid losses	**35.5**	22.1	29.3
Reinsurance recoverable	**$592.7**	$419.9	$237.7

NOTE 8 -- Other Contingencies and Commitments

Annuities are purchased from other insurers to pay certain claim settlements. These payments are made directly to the claimants; should such insurers be unable to meet their obligations under the annuity contracts, the Group would be liable to claimants for the remaining amount of annuities. The claim reserves are presented net of the related annuities on the Corporation's consolidated balance sheet. The total amount of unpaid annuities was $19.4, $20.4 and $21.5 at December 31, 2003, 2002 and 2001, respectively.

The Corporation leases many of its operating and office facilities for various terms under long-term, cancelable and non-cancelable operating lease agreements. The leases expire at various dates through 2010 and provide for renewal options ranging from one to five years. The leases provide for increases in future minimum annual rental payments based on such measures as increases in operating expenses and pre-negotiated rates. Also, the agreements generally require the Corporation to pay executory costs (utilities, real estate taxes, insurance and repairs). Lease expense and related items totaled $5.0, $5.8 and $6.5 during 2003, 2002 and 2001, respectively.

The following is a schedule by year of future minimum rental payments required under the operating lease agreements:

Year Ending December 31	Amount
2004	$ 4.5
2005	3.6
2006	3.5
2007	2.8
2008 and thereafter	3.8
Total rental payments	$18.2

Total minimum lease payments do not include contingent rentals that may be paid under certain leases. Contingent rental payments were not significant in 2003, 2002, or 2001.

In the fourth quarter of 2001, Ohio Casualty of New Jersey, Inc. (OCNJ) entered into an agreement to transfer its obligations to renew private passenger auto business in New Jersey to Proformance Insurance Company (Proformance). The transaction effectively exited the Group from the New

Jersey private passenger auto market. The Group continues to write private passenger auto in other markets. Under the terms of the transaction, the Group member OCNJ agreed to pay Proformance $40.6 to assume its renewal obligations. The amount was taken as a charge in the fourth quarter of 2001 with payments made over the course of twelve months beginning in early 2002. The contract stipulates that a premiums-to-surplus ratio of 2.5 to 1 must be maintained on the transferred business during the periods of March 2002 through March 2005. If this criteria is not met, OCNJ will have to pay up to $15.6 to Proformance to maintain this premiums-to-surplus ratio. As of December 31, 2003, the Group has evaluated the contingency based upon financial data provided by Proformance. The Group has concluded that it is not probable a payment will be made and, therefore, has not recognized a liability in the consolidated financial statements. The Group will continue to monitor the contingency for any future liability recognition.

The Corporation is involved in litigation and administrative proceedings arising in the ordinary course of business, which, in the opinion of management, after considering established reserves, are not expected to have a material adverse effect on the financial condition, liquidity, or results of operations of the Corporation. Current litigation includes three separate proceedings making class action claims for which no class certification has been sought or granted at this time.

NOTE 9 -- Losses and Loss Reserves

The following table presents a reconciliation of liabilities for losses and loss adjustment expenses:

	2003	2002	2001
Balance as of January 1, net of reinsurance recoverables of $354.4, $168.7 and $96.2	**$2,079.3**	$1,982.0	$1,907.3
Incurred related to:			
Current year	**993.3**	1,045.4	1,145.5
Prior years	**34.1**	84.4	58.5
Total incurred	**1,027.4**	1,129.8	1,204.0
Paid related to:			
Current year	**388.6**	423.6	520.2
Prior years	**586.9**	608.9	609.1
Total paid	**975.5**	1,032.5	1,129.3
Balance as of December 31, net of reinsurance recoverables of $496.6, $354.4 and $168.7	**$2,131.2**	$2,079.3	$1,982.0

The 2003, 2002 and 2001 incurred loss and loss adjustment expenses for prior years changed due to an increase in severity as losses developed. For the year 2003, this development was concentrated in the workers' compensation and commercial multiple peril product lines of the Commercial Lines operating segment and in the personal auto product line of the Personal Lines operating segment. For the year 2002, this was concentrated in the general liability and commercial auto product lines of the Commercial Lines operating segment and in personal auto product line of the Personal Lines operating segment. Approximately $62.2 before tax was recognized in the third quarter of 2002, which relates primarily to increased severity on construction defect claims. The 2001 change was concentrated in the workers' compensation and general liability product lines. These developments have been considered in establishing the December 31, 2003 loss and loss adjustment expense reserves reflected on the balance sheet.

The following table presents before-tax catastrophe losses incurred and the respective impact on the statutory loss ratio:

	2003	2002	2001
Incurred losses	**$43.8**	$20.8	$34.6
Statutory loss ratio effect	**3.1%**	1.4%	2.3%

In 2003, 2002 and 2001 there were 21, 25 and 19 catastrophes, respectively. The largest catastrophe in each year was $11.5, $7.5 and $17.8 in incurred losses. Additional catastrophes with over $1.0 in incurred losses numbered nine, six and four in 2003, 2002 and 2001, respectively. The additional catastrophes with over $1.0 in incurred losses in 2001 included $3.0 net of reinsurance losses related to the September 11, 2001 terrorist attacks.

The effect of catastrophes on the Corporation's results cannot be accurately predicted. As such, severe weather patterns, acts of war or terrorist activities could have a material adverse impact on the Corporation's results.

Inflation has historically affected operating costs, premium revenues and investment yields as business expenses have increased over time. The long-term effects of inflation are considered when estimating the ultimate liability for losses and loss adjustment expenses. The liability is based on historical loss development trends which are adjusted for anticipated changes in underwriting standards, policy provisions and general economic trends. It is not adjusted to reflect the effect of discounting.

Reserves for asbestos-related illnesses and toxic waste cleanup claims cannot be estimated with traditional loss reserving techniques. In establishing liabilities for claims for asbestos-related illnesses and for toxic waste cleanup claims, management considers facts currently known and the current state of the law and coverage litigation. However, given the expansion of coverage and liability by the courts and the legislatures in the past and the possibilities of similar interpretations in the future, there is uncertainty regarding the extent of remediation. Accordingly, additional liability could develop. Estimated asbestos and environmental reserves are composed of case reserves, incurred but not reported reserves and reserves for loss adjustment expense. Included in the loss and loss reserve tables above is an increase in 2003 for losses and loss adjustment expense reserves of $16.0 for environmental claims from prior accident years. In 2002, the Corporation reclassified approximately $5.0 of homeowners reserves related to underground storage tanks as environmental reserves. For 2003, 2002 and 2001, respectively, total case, incurred but not reported and loss adjustment expense reserves were $78.0, $64.3 and $53.5, respectively. Asbestos reserves were $37.6, $35.9 and $31.8 and environmental reserves were $40.4, $28.4 and $21.7 for those respective years.

NOTE 10 -- Earnings Per Share

Basic and diluted earnings per share are summarized as follows:

	2003	2002	2001
Net income (loss)	**$ 75.8**	$ (.9)	$98.6
Average common shares outstanding - basic	**60,848,718**	60,494,104	60,076,207
Basic income (loss) per average share	**$1.25**	$(.01)	$1.64
Average common shares outstanding	**60,848,718**	60,494,104	60,076,207
Effect of dilutive securities	**477,974**	790,151	132,366
Average common shares outstanding - diluted	**61,326,692**	61,284,255	60,208,573
Diluted income (loss) per average share	**$1.24**	$(.01)	$1.64

At December 31, 2003, 1,485,388 stock options were not included in earnings per share calculations for 2003 as they were antidilutive. The convertible debt impact of 8,897,504 shares calculated based on the "if converted" method were also not included in the earnings per share calculation for 2003 as they were antidilutive.

NOTE 11 -- Quarterly Financial Information (Unaudited)

2003	First	Second	Third	Fourth
Premiums and finance charges earned	**$349.3**	**$351.2**	**$360.4**	**$363.5**
Net investment income	**53.2**	**51.4**	**51.0**	**53.1**
Investment gains realized	**19.3**	**6.8**	**5.9**	**3.9**
Net income	**19.9**	**11.0**	**17.2**	**27.7**
Basic net income per share	**0.33**	**0.18**	**0.28**	**0.46**
Diluted net income per share	**0.33**	**0.18**	**0.28**	**0.45**

2002	First	Second	Third	Fourth
Premiums and finance charges earned	$361.0	$364.7	$357.0	$367.8
Net investment income	50.9	50.7	51.7	53.8
Investment gains (loss) realized	22.8	9.5	(5.5)	18.4
Net income (loss)	26.9	13.1	(69.9)	29.1
Basic net income (loss) per share	0.45	0.21	(1.15)	0.48
Diluted net income (loss) per share	0.44	0.21	(1.14)	0.48

NOTE 12 -- Comprehensive Income

Other comprehensive income consists of changes in unrealized gains (losses) on securities and a minimum pension liability and is detailed below:

2003	Gross	Tax	Net
Net income	**$107.6**	**$ 31.8**	**$ 75.8**
Components of other comprehensive income:			
Unrealized gains arising during the period	**76.5**	**26.8**	**49.7**
Reclassification adjustment for gains included in net income	**(34.3)**	**(12.0)**	**(22.3)**
Minimum pension liability	**(29.1)**	**(10.2)**	**(18.9)**
Other comprehensive income	**13.1**	**4.6**	**8.5**
Comprehensive income	**$120.7**	**$ 36.4**	**$ 84.3**

2002	Gross	Tax	Net
Net loss	$ (6.7)	$ (5.8)	$ (0.9)
Components of other comprehensive income:			
Unrealized gains arising during the period	54.7	19.1	35.6
Reclassification adjustment for gains included in net income	(83.4)	(29.2)	(54.2)
Minimum pension liability	(14.8)	(5.2)	(9.6)
Other comprehensive loss	(43.5)	(15.3)	(28.2)
Comprehensive loss	$(50.2)	$(21.1)	$(29.1)

2001	Gross	Tax	Net
Net income	$ 126.4	$ 27.8	$ 98.6
Components of other comprehensive income:			
Unrealized losses arising during the period	(1.0)	(0.4)	(0.6)
Reclassification adjustment for gains included in net income	(207.5)	(72.6)	(134.9)
Other comprehensive loss	(208.5)	(73.0)	(135.5)
Comprehensive loss	$ (82.1)	$(45.2)	$ (36.9)

NOTE 13 -- Segment Information

The Corporation has determined its reportable segments based upon its method of internal reporting, which is organized by product line. The property and casualty segments are Commercial Lines, Specialty Lines and Personal Lines. These segments generate revenues by selling a wide variety of personal, commercial and surety insurance products. The Corporation also has an all other segment which derives its revenues from investment income and premium financing.

Each segment of the Corporation is managed separately. The property and casualty segments are managed by assessing the performance and profitability of the segments through analysis of industry financial measurements including statutory loss and loss adjustment expense ratios, statutory combined ratio, premiums written, premiums earned and statutory underwriting gain/loss. The following tables present information by segment as it is reported internally to management. Asset information by reportable segment is not reported, since the Corporation does not produce such information internally.

Commercial Lines Segment	2003	2002	2001
Net premiums written	**$ 792.6**	$ 762.2	$ 689.6
% Increase (decrease)	**4.0%**	10.5%	(4.4)%
Net premiums earned	**777.4**	725.6	707.6
% Increase (decrease)	**7.1%**	2.5%	(4.3)%
Underwriting loss (before tax)	**(101.4)**	(123.1)	(107.8)

Specialty Lines Segment	2003	2002	2001
Net premiums written	**$164.9**	$179.9	$136.1
% Increase (decrease)	**(8.3)%**	32.2%	26.9%
Net premiums earned	**162.7**	158.5	130.6
% Increase	**2.6%**	21.4%	25.1%
Underwriting gain (before tax)	**36.1**	-	9.9

Personal Lines Segment	2003	2002	2001
Net premiums written	**$484.1**	$506.5	$646.5
% Decrease	**(4.4)%**	(21.6)%	(4.4)%
Net premiums earned	**484.3**	566.3	668.0
% Decrease	**(14.5)%**	(15.2)%	(3.0)%
Underwriting loss (before tax)	**(27.0)**	(62.0)	(120.7)

Total Property & Casualty	2003	2002	2001
Net premiums written	**$1,441.6**	$1,448.6	$1,472.2
% Decrease	**(0.5)%**	(1.6)%	(2.2)%
Net premiums earned	**1,424.4**	1,450.4	1,506.2
% Decrease	**(1.8)%**	(3.7)%	(1.8)%
Underwriting loss (before tax)	**(92.3)**	(185.1)	(218.7)

All Other	2003	2002	2001
Revenues	**$ 4.8**	$ 1.2	$ 8.0
Other expenses	**(12.1)**	(10.5)	(14.2)
Write-down and amortization of agent relationships	**(18.7)**	(79.7)	(22.3)
Net loss before income tax	**$(26.0)**	$(89.0)	$(28.5)

Reconciliation of Revenues	2003	2002	2001
Net premiums earned for reportable segments	**$1,424.4**	$1,450.4	$1,506.2
Net investment income	**204.9**	205.8	211.0
Realized gain	**31.9**	53.0	198.3
Miscellaneous income	**-**	-	.4
Total property and casualty revenues (Statutory basis)	**1,661.2**	1,709.2	1,915.9
Property and casualty statutory to GAAP adjustment	**3.0**	(7.6)	(21.9)
Total revenues property and casualty (GAAP basis)	**1,664.2**	1,701.6	1,894.0
Other segment revenues	**4.8**	1.2	8.0
Total revenues	**$1,669.0**	$1,702.8	$1,902.0

Reconciliation of Underwriting Loss (before tax)	2003	2002	2001
Property and casualty underwriting loss (before tax) (Statutory basis)	**$ (92.3)**	$(185.1)	$(218.7)
Statutory to GAAP adjustment	**(13.9)**	16.3	(13.7)
Property and casualty underwriting loss (before tax) (GAAP basis)	**(106.2)**	(168.8)	(232.4)
Net investment income	**208.7**	207.1	212.4
Realized gain	**35.9**	45.2	182.9
Write-down and amortization of agent relationships	**(18.7)**	(79.7)	(22.3)
Other loss	**(12.1)**	(10.5)	(14.2)
Income (loss) before income taxes	**$ 107.6**	$ (6.7)	$ 126.4

NOTE 14 -- Agent Relationships

The agent relationships asset is an identifiable intangible asset acquired in connection with the 1998 Great American Insurance Company (GAI) commercial lines acquisition. The Corporation follows the practice of allocating purchase price to specifically identifiable intangible assets based on their estimated values as determined by appropriate valuation methods. In the GAI acquisition, the purchase price was allocated to agent relationships and deferred policy acquisition costs. Quarterly, agent relationships are evaluated as events or circumstances indicate a possible inability to recover their carrying amount. As a result of the evaluation, the agent relationship asset was written down before tax by $11.3, $69.5 and $11.0 in 2003, 2002 and 2001, respectively, for additional agency cancellations and for certain agents determined to be impaired based on updated estimated future undiscounted cash flows that were insufficient to recover the carrying amount of the asset for the agent. The remaining portion of the agent relationships asset will be amortized on a straight-line basis over the remaining useful period of approximately 20 years.

Based on historical data the remaining agents have been profitable. Future cancellation of agents included in the agent relationships intangible asset or a diminution of certain former Great American agents' estimated future revenues or profitability is likely to cause further impairment losses beyond the quarterly amortization of the remaining asset value over the remaining useful lives.

NOTE 15 -- Statutory Accounting Information

The following information has been prepared on the basis of statutory accounting principles which differ from generally accepted accounting principles. The principal differences relate to deferred acquisition costs, reinsurance, assets not admitted for statutory reporting, agent relationships and the treatment of deferred federal income taxes.

	2003	2002	2001
Statutory net income	**$119.1**	$ 75.1	$172.5
Statutory policyholders' surplus	**867.6**	725.7	767.5

The Ohio Casualty Insurance Company (the Company), domiciled in Ohio, prepares its statutory financial statements in accordance with the accounting practices prescribed or permitted by the Ohio Insurance Department. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

For statutory purposes, the agent relationships asset related to the GAI acquisition was taken as a direct charge to surplus.

The NAIC has developed a "Risk-Based Capital" formula for property and casualty insurers and life insurers. The formula is intended to measure the adequacy of an insurer's capital given the asset and liability structure and product mix of the company. As of December 31, 2003, all insurance companies in the Group exceeded the necessary capital requirements.

The Corporation is dependent on dividend payments from its insurance subsidiaries in order to meet operating expenses, debt obligations and to pay dividends. Insurance regulatory authorities impose various restrictions and prior approval requirements on the payment of dividends by insurance companies and holding companies. At December 31, 2003, approximately $86.8 of statutory surplus is not subject to restriction or prior dividend approval requirements. Additional restrictions may result from the minimum net worth and surplus requirements in the credit agreement.

The Group paid dividends to policyholders of $2.9 in 2003, compared to $5.6 and $8.8 in 2002 and 2001, respectively.

NOTE 16 -- Debt

In 2002, the Corporation completed an offering of 5.00% convertible notes, in an aggregate principal amount of $201.3, due March 19, 2022 and generated net proceeds of $194.0. The net proceeds of the offering, along with $10.5 of cash, were used to pay off the balance and terminate the credit facility which was signed in 1997. The issuance and related costs are being amortized over the life of the bonds and are being recorded as related fees. The Corporation uses the effective interest rate method to record the interest and related fee amortization. Interest is payable on March 19 and September 19 of each year, beginning September 19, 2002. The notes may be converted into shares of the Corporation's common stock under certain conditions, including: if the sale price of the Corporation's common stock reaches specific thresholds; if the credit rating of the notes is below a specified level or withdrawn, or if the notes have no credit rating during any period; or if specified corporate transactions have occurred. The conversion rate is 44.2112 shares per each one thousand dollar principal amount of notes, subject to adjustment in certain circumstances. The convertible debt impact on earnings per share will be based on the "if-converted" method. The impact on diluted earnings per share is contingent on whether or not certain criteria have been met for conversion. As of December 31, 2003 the common share price criterion had not been met and, therefore, no adjustment to the number of diluted shares on the earnings per share calculation was made for the convertible debt. On or after March 23, 2005, the Corporation has the option to redeem all or a portion of the notes that have not been previously converted at the following redemption prices (expressed as a percentage of principal amount):

During the twelve months commencing	Redemption Price
March 23, 2005	102%
March 19, 2006	101%
March 19, 2007 until maturity of the notes	100%

The holders of the notes have the option to require the Corporation to purchase all or a portion of their notes on March 19 of 2007, 2012 and 2017 at 100% of the principal amount of the notes. In addition, upon a change in control of the Corporation occurring anytime prior to maturity, holders may require the Corporation to purchase for cash all or a portion of their notes at 100% of the principal amount plus accrued interest.

On July 31, 2002, the Corporation entered into a revolving credit agreement. Under the terms of the credit agreement, the lenders agreed to make loans to the Corporation in an aggregate amount up to $80.0 for general corporate purposes. Interest is payable in arrears, and the interest rate on borrowings under the credit agreement is based on a margin over LIBOR or the LaSalle Bank Prime Rate, at the option of the Corporation. The Corporation has capitalized approximately $.4 in fees related to establishing the line of credit and amortizes the fees over the term of the agreement. In addition, the Corporation is obligated to pay agency fees and facility fees of up to $.2 annually. These fees are expensed when incurred by the Corporation. The agreement requires the Corporation to maintain minimum net worth of $800.0. The credit facility agreement also includes a minimum statutory surplus for The Ohio Casualty Insurance Company of $650.0. The credit agreement will expire on March 15, 2005. Additionally, financial covenants and other customary provisions, as defined in the agreement, exist. The outstanding loan amount of the revolving line of credit was zero at December 31, 2003.

During 1999, the Corporation signed a $6.5 low interest loan with the state of Ohio used in conjunction with the home office purchase. The Ohio Casualty Insurance Company granted a mortgage on its home office property as security for the loan. As of December 31, 2003, the loan bears a fixed interest rate of 2%, increasing to the maximum rate of 3% in December 2004. The loan requires annual principal payments of approximately $.6 and expires in November 2009. The remaining balance at December 31, 2003 was $3.9.

Total interest expense of $10.1, $9.5 and $11.7 was charged to income for the periods ending December 31, 2003, 2002 and 2001, respectively.

NOTE 17 -- Shareholders Rights Plan
In February 1998, the Board of Directors adopted an amended and restated Shareholders Rights Agreement (the Agreement). The Agreement is designed to deter coercive or unfair takeover tactics and to prevent a person(s) from gaining control of the Corporation without offering a fair price to all shareholders.

Under the terms of the Agreement, each outstanding common share is associated with one half of one common share purchase right, expiring in 2009. Currently, each whole right, when exercisable, entitles the registered holder to purchase one common share of the Corporation at a purchase price of $125 per share.

The rights become exercisable for a 60 day period commencing eleven business days after a public announcement that a person or group has acquired shares representing 20 percent or more of the outstanding shares of common stock, without the prior approval of the board of directors; or eleven business days following commencement of a tender or exchange of 20 percent or more of such outstanding shares of common stock.

If after the rights become exercisable, the Corporation is involved in a merger, other business consolidation or 50 percent or more of the assets or earning power of the Corporation is sold, the rights will then entitle the rightholders, upon exercise of the rights, to receive shares of common stock of the acquiring company with a market value equal to twice the exercise price of each right.

The Corporation can redeem the rights for $0.01 per right at any time prior to becoming exercisable.

NOTE 18 -- Recently Issued Accounting Standards
In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (FAS 150), effective for interim reporting periods beginning after June 15, 2003. Under the new rules, certain financial instruments classified as equity will be required to be presented as liabilities. The provisions of FAS 150 do not have a material impact on the financial statements.

In December 2003, the FASB issued a revised Interpretation No. 46 – Consolidation of Variable Interest Entities (FIN 46), an interpretation of ARB No. 51. FIN 46 requires a variable interest entity (VIE) to be consolidated by the primary beneficiary of the entity if certain criteria are met. Some provisions of FIN 46 require certain Special Purpose Entity's (SPE's) to be consolidated as of December 31, 2003. The Corporation does not have any investments that qualify as SPE's under these provisions. FIN 46 also requires consolidation of all variable interests held no later than the end of the first reporting period that ends after March 15, 2004 (as of March 31, 2004 for the Corporation). The Corporation is currently evaluating any investments that may fall under the criteria to be consolidated under FIN 46. The Corporation currently holds one equity investment, which represents a 49% interest in the entity, which will require consolidation in accordance with FIN 46. The expected loss upon consolidation will be immaterial to the Corporation's financial statements. The Corporation was party to an agreement in 1984 which created a corporation, APM Spring Grove, Inc., whose largest asset is an office building in Cincinnati, Ohio. APM Spring Grove's only source of revenue is derived from leasing the office building. The rental income on the office building is used by APM to repay principal and interest on bonds that were issued to purchase the building. The Corporation is the owner of bonds which are carried on the Corporation's financial statements at fair market value which was $2.6 as of December 31, 2003. The Corporation's maximum exposure to loss as a result of its involvement with APM Spring Grove, Inc. is $3.6. As of June 30, 2003, APM Spring Grove Inc. had total assets and total liabilities of $.4 and $2.3, respectively.

In January 2004, the FASB issued FASB Staff Position (FSP) FAS106-1, regarding the accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (MMA). The FSP allows companies an opportunity to either assess the effect of MMA on their retirement-related benefit costs and obligations or to defer accounting for the effects of MMA until authoritative guidance is issued. The Corporation has elected to defer accounting for the effects of MMA, in accordance with the FSP. As a result, the accumulated postretirement benefit obligation and net periodic postretirement benefit cost discussed in Note 5 do not reflect the effects of MMA on the postretirement benefit plan. The Corporation does not expect the adoption of the FSP to have a material impact on the financial statements.

NOTE 19 -- Subsequent Events
As a result of company-wide reengineering initiatives, the Corporation announced on February 11, 2004 an immediate reduction of 260 staff positions with an additional reduction of 150-250 positions to be announced by the end of the second quarter of 2004. The Corporation will record in the first quarter of 2004 approximately $4.6 for severance pay and other related expenses.

Report of Independent Auditors

The Board of Directors and Shareholders, Ohio Casualty Corporation

We have audited the accompanying consolidated balance sheets of Ohio Casualty Corporation and subsidiaries as of December 31, 2003, 2002 and 2001 the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ohio Casualty Corporation and subsidiaries at December 31, 2003, 2002 and 2001 the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.



Ernst & Young LLP
Cincinnati, Ohio
February 12, 2004

Directors & Officers*

Ohio Casualty Corporation and Subsidiaries

Lead Director

Ohio Casualty Corporation; Chairman of the Board for subsidiary companies

Stanley N. Pontius
Former President and Chief Executive Officer,
First Financial Bancorp and its Principal Subsidiary,
First Financial Bank

Directors

Terrence J. Baehr
Vice President, Sales, Americas-East Region
IBM Corporation

William P. Boardman
Retired executive of Bank One Corporation

Jack E. Brown
Chairman
AC Nielsen BASES

Dan R. Carmichael, CPCU
President and Chief Executive Officer
Ohio Casualty Corporation

Catherine E. Dolan
Senior Vice President, Community Development Finance
Wachovia Bank, N.A.



* As of December 31, 2003

Philip G. Heasley
Former Chairman and Chief Executive Officer
First USA

Stephen S. Marcum
Member of the law firm of
Parrish, Fryman & Marcum Co., L.P.A.

Ralph S. Michael III
President
US Bank, Oregon

Robert A. Oakley
Arthur Shepard Executive-in-Residence
Fisher College of Business, The Ohio State University
Retired Executive Vice President and CFO
Nationwide Mutual Insurance Company (Nationwide)
and Nationwide Financial Services, Inc.

Jan H. Suwinski
Professor of Business Operations
The Johnson Graduate School of Management
Cornell University

Executive Officers

Dan R. Carmichael, CPCU - President and Chief Executive Officer

Donald F. McKee - Executive Vice President and Chief Financial Officer

Debra K. Crane - Senior Vice President, Secretary and General Counsel

John S. Busby, CPCU - Executive Vice President and Chief Operating Officer/Specialty Lines

Jeffery L. Haniewich, JD, CIC - Executive Vice President and Chief Operating Officer/Commercial Lines

Elizabeth M. Riczko, FCAS, MAAA, CMA, CFM, CPCU - Executive Vice President and Chief Operating Officer/ Personal Lines

Ralph G. Goode, CPCU - Senior Vice President/Claims

John S. Kellington - Senior Vice President and Chief Technology Officer

Richard B. Kelly, JD, CPCU, CFA, FLMI - Senior Vice President/Investments

Thomas E. Schadler - Senior Vice President and Chief Actuary

Howard L. Sloneker III - Senior Vice President/ Human Resources

Vice Presidents/Regional Vice Presidents

Michael L. Akin, CPCU
John E. Bade, Jr.
Phillip M. Boyd
Michael J. Brennan, CPCU
Betsy T. Douglass, CPCU
Lloyd E. Geary, CPCU
Harold M. Good
David J. Hasler
Daniel F. Henke, FCAS, MAAA
Richard P. Hildbold
Harry E. Hunter, CPCU
Russell F. Kelly, CPCU
George R. Kesl
Kurt F. Krueger
Judith M. Kuschill
Philip R. Lucca, CPCU
Andrew M. Marquart
Dennis E. McDaniel, CMA, CFM, CPCU
J. Wilson Phillips
Bruce A. Rutherford
Derrick D. Shannon, FCAS, MAAA
A. Larry Sisk
Michael E. Sullivan, Jr.
Jane C. White, CPCU

Assistant Vice Presidents/ Assistant Secretaries

Elizabeth S. Aumann
John D. Baird
Gary L. Balonier
Roger A. Barbe, CPCU
Donald R. Brockmeier, ACAS, MAAA
Thomas L. Caldwell, CPCU
Richard L. Carpenter
Charles F. Chalupa
David T. Clay
Karan M. Cook
Jeffrey A. Cruey, CPCU
James S. Danehy, Esq.
Cindy L. Denney
Catherine Thelen Dooley
Robert D. Fehrenbach
Ronald S. Ghilardi, JD
Lisa A. Hays, FCAS, MAAA
Paul Howard
Kevin J. Kelley
Diane L. Kinner, ACAS, MAAA
William S. Lawrence, Asst. VP and Asst. Secretary
James S. Lechler
John R. Linneman
Douglas B. Manwaring
Ben D. Morris
Curtis M. Nichols, CPCU
Charles E. Peck
David A. Pustinger, JD
Brenda J. Reed
Mark D. Robinson
Mark T. Rutherford
David L. Santez, Esq.
Mark E. Schmidt, Asst. VP and Asst. Secretary
Lynn C. Schoel
Alan B. Smith, JD
Todd E. Taylor
James J. Tuohy
G. Michael Ulreich
Richard D. Werts
Karol J. Wolf
Mindy Y. Yu, FCAS, MAAA

Company Vision:

We will be a leading, super regional P&C carrier providing a broad range of products/services through independent agents and brokers:

- ☐ Grow faster than the market in segments in which we select to compete
- ☐ Achieve competitive returns on equity

Company Values:

- ☐ Customer-driven Quality
- ☐ Innovation
- ☐ Teamwork
- ☐ Integrity
- ☐ Stewardship



OHIO CASUALTY CORPORATION

Headquarters: 9450 Seward Road  Fairfield, Ohio 45014-5456